As filed with the Securities and Exchange Commission on January 31, 2003
================================================================================
                                                     Registration No. 333-100249
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                               Amendment No. 2 to
                                    FORM F-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                               FILA HOLDING S.p.A.
             (Exact name of registrant as specified in its charter)
                               Fila Holding S.p.A.
                 (Translation of registrant's name into English)

             Italy                                            Not Applicable
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                            Viale Cesare Battisti 26
                                  Biella, Italy
                                  39-015-35061
   (Address and telephone number of registrant's principal executive offices)
                                Jonathan Epstein
                                Fila U.S.A., Inc.
                                 14114 York Road
                                  P.O. Box 3000
                                Sparks, MD 21152
                                 (410) 773-3000
            (Name, address and telephone number of agent for service)

                                    Copy to:
                             Raymond B. Check, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: |_|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective dates until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

                  SUBJECT TO COMPLETION, DATED JANUARY 31, 2003

                                   PROSPECTUS

                           25,731,081 Ordinary Shares
                    in the form of American depositary shares
                               Fila Holding S.p.A.

--------------------------------------------------------------------------



         We are offering up to 25,731,081 newly issued ordinary shares in the form of American depositary shares ("ADSs"), each representing one ordinary share. Our ADSs are being offered in a rights offering pursuant to statutory preferential rights under Italian law by issuing to holders of our ADSs rights to subscribe for new ADSs.

         If you are a holder of ADSs on o, 2002, which is the ADS record date, you will receive ADS rights evidencing the right to subscribe for new ADSs. You will receive 3 ADS rights for each ADS you hold on the record date. One ADS right will entitle you to purchase one new ADS at a subscription price of (euro)
1.60 per ADS, payable in U.S. dollars. In order to exercise your ADS rights, you must pay to the ADS rights agent the estimated ADS subscription price of U.S.$ o per new ADS. You will bear the risk of exchange rate fluctuations between U.S. dollars and euros relating to the exercise of your ADS rights. The ADS rights will not be separately transferable. Rights to subscribe for ADSs will expire at 5:00 p.m. (New York City time) on [February 22], 2003.


--------------------------------------------------------------------------------



         On o, 2003, the last reported sale price of the ADSs on the New York Stock Exchange was U.S.$ o per ADS. The ADSs trade on the New York Stock Exchange under the symbol "FLH".


--------------------------------------------------------------------------------
Prior to the commencement of this offering, we offered an aggregate of 65,934,537 ordinary shares to our majority shareholder, Holding di Partecipazioni Industriali S.p.A., and to each other direct holder of our ordinary shares. Those ordinary shares were offered by issuing to holders of our ordinary shares rights to subscribe for new ordinary shares at the same subscription ratio and price (in euros) as offered to holders of ADSs in the ADS rights offering. [That offering began on o, 2002, and will close at the same time as the offering to ADS holders made by this prospectus.] Holding di Partecipazioni Industriali S.p.A. has exercised all of such ordinary share subscription rights granted to it. HdP will also have the right to subscribe any shares not subscribed by other holders, but will have no obligation to do so. The ordinary share rights and the ordinary shares to be issued upon their exercise are not offered by this prospectus.

         See "Risk Factors" beginning on page 11 to read about factors you should consider before investing in the ADSs.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         We expect to deliver the ADSs purchased through the exercise of rights on or about [February 28], 2003.


o, 2003

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                      PRESENTATION OF FINANCIAL INFORMATION

         Our audited financial statements as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 are included in our annual report on Form 20-F for the fiscal year ended December 31, 2001, which is incorporated by reference into this prospectus. The audited financial statements have been reported on by Reconta Ernst & Young S.p.A., Milan, Italy, our principal auditors.

         Our audited financial statements have been prepared in accordance with generally accepted accounting principles in Italy, or Italian GAAP, which differs in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 17 to the audited financial statements for a description of the principal differences between Italian GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of shareholders equity as of December 31, 2000 and 2001 and net loss for the years ended December 31, 1999, 2000 and 2001.

         References to the "lira," "lire" or "Lit." are to Italian lire (plural) and the Italian lira (singular), references to "(euro)", "Euro" and "euros" are to the single currency of the participating member states of the European Economic and Monetary Union, and references to "U.S. dollars " or "U.S.$" are to United States dollars.

         Our financial statements as of dates, or for periods ending, before January 1, 2001 are denominated in lire. Beginning on January 1, 2001, all of our financial statements are reported in euros. For comparison, certain lire amounts from prior periods have also been translated into euros at the fixed rate of 1936.27.
                         ------------------------------

     In this prospectus, "Fila," "we," "us" and "our" refer to Fila Holding S.p.A. and its consolidated subsidiaries.

                               PROSPECTUS SUMMARY

         This summary highlights selected information from this prospectus and the documents incorporated by reference and does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the documents incorporated by reference.

                                  Our Business

         We are a designer and marketer of athletic and casual footwear and apparel, for men, women and children. Additional products (such as underwear, sunglasses and watches) are designed, manufactured and distributed by independent licensees or joint ventures. Our footwear, apparel and licensed products are sold in approximately 60 countries and manufactured by carefully selected independent subcontractors, primarily in the Far East. We have created brand recognition by marketing products with high design and style content and by securing professional athletic endorsements and event sponsorships.

 Our headquarters are located at Fila Holding S.p.A., Viale Cesare Battisti 26,
      13900 Biella (BI), Italy, and our telephone number is 39-15-350-61.


                            Summary of Recent Results

Fiscal Year 2001

         In 2001 total net revenues (which consist of net direct sales, royalty income and other revenues) were (euro) 977.2 million compared to (euro) 1,003.5 million in 2000 (in 1999 total net revenues were (euro) 907.4 million). In particular, total net direct sales were (euro) 945.0 million in 2001 compared to
(euro) 974.1 million in the previous year ((euro) 883.0 million in 1999).

         Our geographical sales mix continued to change in 2001, with the U.S. accounting for 30% of net direct sales, compared with 25% in 2000 (and 22% in 1999), Europe accounting for 38% compared with 45% in 2000 (and 52% in 1999), the Far East accounting for 23% compared with 21% in 2000 (and 17% in 1999) and the rest of the world accounting for 9%, in line with the previous years.

         With regard to products, net direct footwear sales decreased by 7%, from (euro) 459.0 million to (euro) 429.3 million, between 2000 and 2001, while apparel sales were flat at (euro) 515.7 million. As a result, footwear and apparel represented 45% and 55% of total net direct sales, respectively, in 2001 compared to 47% and 53% in 2000. In 1999, footwear and apparel sales amounted to
(euro) 451.2 million and (euro) 431.8 million (or 51% and 49% of total net direct sales), respectively.

         In 2001 royalty income was (euro) 22.7 million, a decrease of 2% from
(euro) 23.1 million in 2000 (compared to (euro) 17.6 million in 1999) as a result of the negative performance of the Yen and despite the improved average performance in real terms of our licensees. Other revenues grew to (euro) 9.5 million, from (euro) 6.3 million in the previous year (and (euro) 6.8 million in 1999 ) thanks to leasing of Fila's molds to shoe manufacturers.

         Gross profit was (euro) 345.1 million in 2001 compared with (euro)
392.9 million in 2000, which translates into a gross margin (calculated on total net revenues) of 35.3% and 39.2% respectively.

         The year 2001 saw a significant deterioration of margins in most of the European markets and in the United States due to increasing competition and sale of excess inventories. Profitability of sales in other markets was negatively impacted by events like the political and economic crisis in Argentina and the Taiwanese recession. In the first half of 2001, profitability was also affected by logistical problems and by an increase in transportation costs for finished goods, problems that were corrected during the second half of the year with substantial performance improvement.

         Selling, general and administrative expenses (SG&A) were (euro) 386.8 million in 2001, down from (euro) 400.3 million in 2000, and 39.6% versus 39.9% as a percentage of total net revenues.

         Loss from operations before restructuring charges was (euro) 41.7 million in 2001, compared with (euro) 7.4 million in 2000 and an operating loss of (euro) 10.0 million in 1999.

         In 2000 Fila incurred (euro) 17.3 million in restructuring charges, mainly related to discontinuation of unprofitable product lines, consolidation of offices and restructuring of warehouses.

         We recorded restructuring charges and other non-recurring costs of
(euro) 4.7 million in 2001 mainly related to the restructuring of Fila Sport Oceania in preparation for switching to a licensing strategy rather than distributing directly in that market. In 2000 Fila incurred (euro) 17.3 million in restructuring charges, due to discontinuation of unprofitable product lines, consolidation of offices and restructuring of warehouses.

         As a result, loss from operations was (euro) 46.5 million in 2001, compared with an operating loss of (euro) 24.7 million in 2000 and (euro) 10.0 million in 1999.

         Net interest expenses were (euro) 27.0 million in 2001, compared with
(euro) 25.2 million in 2000 and (euro) 14.8 million in 1999.

         Other net expenses, which consisted primarily of foreign exchange losses in Argentina and bank charges, were (euro) 39.2 million compared with
(euro) 18.4 million in 2000, mainly due to loss on minority investments (in 1999 other net expenses were (euro) 20.3 million ).

         We reported net losses of (euro) 139.7 million in 2001, (euro) 71.6 million in 2000 and (euro) 58.7 million in 1999.

First Quarter of 2002

         For the first quarter of 2002, Fila's total net revenues were (euro)
258.7 million, in line with (euro) 259.0 million in the corresponding period of 2001. In particular, net direct sales were down by 1% to (euro) 249.4 million, royalty income increased by 7% to (euro) 6.4 million, and other revenues were
(euro) 2.9 million.

         In the first quarter of 2002, net direct sales of apparel increased by 2% to (euro) 135.0 million compared with the same 2001 period and footwear decreased by 4% to (euro) 114.4 million.

         Sales in Europe decreased by 18% to (euro) 91.3 million; U.S. sales (in
Euro) increased by 22% compared with the same period of 2001 and sales in the Rest of the World increased by 3%.

         In the first quarter of 2002, gross profit was (euro) 93.9 million compared with (euro) 96.3 million in the corresponding 2001 period and representing 36.3% of total net revenues compared to 37.2% in the first quarter of 2001.

         As a consequence of the above mentioned factors, income from operations in the quarter was (euro) 2.2 million compared with a loss from operations of
(euro) 6.8 million in the first quarter of 2001.

         Net loss for the quarter was(euro)31.6 million compared with(euro)20.7 million in the first quarter of 2001.


Second Quarter of 2002

         For the second quarter of 2002, our total net revenues were (euro)
205.9 million, down by 1% from (euro) 207.9 million in the corresponding period of 2001; on a constant exchange basis total revenues would have increased by 2%. Net direct sales in the second quarter of 2002 totaled (euro) 196.3 million compared to (euro) 198.6 million in the corresponding period of 2001 (on a constant exchange basis net direct sales would have increased by 4%).

         Apparel sales were (euro) 110.4 million and footwear sales were (euro)
85.9 million, up by 9% and down by 12% respectively compared with the second quarter of 2001.

         Sales in the U.S. were (euro) 64.2 million in the quarter, increasing by 16% from (euro) 55.5 million; in Europe sales decreased by 14% to (euro) 54.2 million and sales in the Rest of the World decreased by 3%. Royalty Income in the quarter was (euro) 5.9 million compared with (euro) 5.6 million in the second quarter of 2001.

         Gross profit for the second quarter of 2002 was (euro) 79.1 million, representing 38.4% of total net revenues, compared to (euro) 78.2 million (37.6% of total net revenues) in the second quarter of 2001.

         Loss from operations in the quarter was (euro) 4.6 million compared with (euro) 15.4 million in the second quarter of 2001.

         Other expenses for the quarter were (euro) 24.5 million compared with
(euro) 10.5 million for the corresponding quarter of last year; (euro) 14.7 million of the increase was attributable to the recognition of the impairment of the carrying amount of goodwill in Fila UK at June 30, 2002, as a result of an impairment test to recognize adverse changes in the business climate since Fila acquired Fila UK. Fila UK at June 30, 2002 reported significant losses from operations and a net working capital deficiency and, despite the expected operating improvement of the subsidiary, an immediate return to past conditions is not foreseen.

         Net loss for the quarter was(euro) 35.4 million compared with(euro)
31.2 million in the second quarter of 2001.

Third Quarter of 2002

         For the third quarter of 2002, our total net revenues were (euro) 264.3 million, down 8% from (euro) 286.7 million in the corresponding period of 2001. In particular, net direct sales were down by 8% to (euro) 257.3 million, royalty income increased by 1% to (euro) 5.6 million, and other revenues were (euro) 1.5 million.

         In the third quarter of 2002, net direct sales of apparel increased by 4% to (euro) 159.6 million compared with the same 2001 period and footwear decreased by 22% to (euro) 97.7 million.

         Sales in Europe decreased by 22% to (euro) 89.6 million; U.S. sales (in
Euro) increased by 19% compared with the same period of 2001 (or increased by 31% in U.S. dollar terms), and sales in the Rest of the World were down by 16%.

         In the third quarter of 2002, gross profit was (euro) 101.1 million compared with (euro) 99.9 million in the corresponding 2001 period and representing 38.2% of total net revenues compared to 34.9% in the third quarter of 2001. The gross margin increase in the third quarter of 2002 compared with the third quarter 2001 came mainly from increases in both sales volumes and booking margins in the U.S. (for both the Fila brand and Enyce). Closer inventory management in 2002 also avoided the overstocking that occurred in the third quarter of 2001. Continued strong growth in volume and profitability in the Korean market also contributed to the better performance in 2002.

         Among European countries, the U.K. and Germany faced reductions in net sales and in backlog, while Italy and France succeeded in improving their profitability. In France the improvement was mainly due to a lower incidence of obsolete sales while in Italy the increase was led by the development of retail outlets.

         Although gross profit increased in the third quarter of 2002 compared to the third quarter of 2001, it was affected by currency depreciation, mainly due to the devaluation of the U.S. dollar against the Euro.

         Income from operations in the quarter was (euro) 17.7 million compared with an operating loss of (euro) 2.2 million in the second quarter of 2001.

         Other expenses for the quarter were (euro) 10.1 million compared with
(euro) 24.6 million for the corresponding quarter of 2001, when other expenses included provisions for high extraordinary costs.

         Net income before income taxes in the third quarter of 2002 was (euro)
7.6 million compared with a loss of (euro) 26.8 million in the same quarter of 2001.

                               Recent Developments

         Our parent company, Holding di Partecipazioni Industriali S.p.A. ("HdP"), has confirmed that it intends to concentrate its resources and investments in the media and publishing industry.

         At the time of this filing, they have further informed us that although they have been negotiating with certain prospective purchasers the terms of a sale of all of the Fila ordinary shares that it holds or possibly other strategic transactions, the sale process could be stopped at any time. HdP has reaffirmed to us its intention described in this Prospectus to subscribe its proportion of our capital increase regardless of the results of its efforts to sell its Fila shares.

         At a shareholders' meeting on September 23, 2002, our shareholders resolved to address our accumulated deficit as of June 30, 2002 through the use of legal reserve and additional paid in capital reserve for an amount of (euro)
3.3 million and (euro) 104.7 million, respectively, and a reduction in the par value of our capital stock from (euro) 1.30 per share to (euro) 0.50 per share. The shareholders' meeting also approved a reverse stock split (effective October 11, 2002) of two ordinary shares at the reduced value of (euro) 0.50 per share into one ordinary share of par value (euro) 1.00 per share and a share capital increase by issuing up to 91,665,618 new ordinary shares at a subscription price of (euro) 1.60 per share. If the offer is fully subscribed (through the ADS rights offering made by this prospectus and the concurrent ordinary share rights offering) the aggregate amount of the share capital increase will be (euro) 146,664,988.80.


                      Selected Consolidated Financial Data

         The following table sets forth selected consolidated financial data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements, the related notes thereto, and "Management's Discussion and Analysis of Results of Operations and Financial Condition", contained in our annual report on Form 20-F for the fiscal year ended December 31, 2001, which is incorporated by reference herein.

         The consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Italian GAAP and U.S. GAAP as they relate to Fila's consolidated financial statements, see Note 17 to the Audited Consolidated Financial Statements incorporated by reference herein and
Note 12 to the Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2002 and 2001 included in the financial pages of this prospectus.

                                                   As of and for the six
                                                   months ended June 30,         As of and for the year ended December 31,
                                                   ---------------------         -----------------------------------------
                                                     2002        2001        2001       2000        1999       1998       1997
                                                     ----        ----        ----       ----        ----       ----       ----
                                                           (in thousands of Euro, except per share and per ADS amounts)
Amounts in accordance with Italian GAAP:
Income Statement Data
Total net revenues:
Net direct sales                                      445,753     450,495    944,991     974,108    882,956    977,934   1,277,734
Royalty income                                         12,279      11,506     22,664      23,051     17,598     13,889      18,551
Other revenues                                          6,580       4,905      9,514       6,331      6,813      7,197       6,789
                                                  ---------------------------------------------------------------------------------
                                                      464,612     466,906    977,169   1,003,490    907,367    999,020   1,303,074

Cost of sales                                        (291,604)   (292,385)  (632,078)   (610,563)  (547,833)  (651,011)   (797,386)
                                                  ---------------------------------------------------------------------------------
Gross profit                                          173,008     174,521    345,091     392,927    359,534    348,009     505,688
Selling, general and administrative expenses         (175,382)   (196,641)  (386,838)   (400,313)  (369,521)  (423,016)   (444,087)
Restructuring charges                                       0           0     (4,722)    (17,270)         0    (12,033)     (8,716)
                                                  ---------------------------------------------------------------------------------
Income (loss) from operations                          (2,374)    (22,120)   (46,469)    (24,656)    (9,987)   (87,040)     52,885

Other income (expenses):
Interest income                                         1,049       1,601      2,060       2,971      4,499      4,278       4,286
Interest expenses                                     (12,458)    (16,424)   (29,095)    (28,130)   (19,312)   (21,995)    (16,552)
Other expenses - net                                  (42,578)     (6,134)   (39,203)    (18,447)   (20,329)   (16,293)     (8,626)
                                                  ---------------------------------------------------------------------------------
                                                      (53,987)    (20,957)   (66,238)    (43,606)   (35,142)   (34,010)    (20,892)

Income (loss) before income taxes                     (56,361)    (43,077)  (112,707)    (68,262)   (45,129)  (121,050)      31,993
Income taxes                                          (10,694)     (8,809)   (27,010)     (3,323)   (13,596)    (6,958)     (3,525)

                                                  ---------------------------------------------------------------------------------
Net income (loss)                                     (67,055)    (51,886)  (139,717)    (71,585)   (58,725)  (128,008)      28,468
                                                  =================================================================================

Net income (loss) per share/ADS (1)(2)                  (2.19)      (3.74)     (6.71)      (5.15)     (4.31)     (9.54)        2.12
Weighted average number of shares/ADSs
outstanding (1)(2)                                 30,555,206  13,888,730 20,835,508  13,888,730 13,624,404 13,423,389   13,405,921

Amounts in accordance with U.S. GAAP:
Total net revenues                                    464,612     466,906    977,169   1,003,490    907,367    999,020    1,303,074
Gross profit                                          173,008     174,521    343,591     392,927    359,534    348,009      505,688
Income (loss) from operations                         (22,167)    (26,180)   (62,224)    (26,203)    (9,632)   (86,339)      53,428
Income (loss) before income taxes                     (56,170)    (43,913)  (111,363)    (69,809)   (44,774)  (120,349)      32,536
Net income (loss)                                     (66,914)    (53,227)  (138,833)    (72,853)   (58,376)  (127,936)      28,141

Basic                                                   (2.20)      (3.86)     (6.68)      (5.30)     (4.28)     (9.52)        2.10
Diluted                                                 (2.20)      (3.86)     (6.68)      (5.30)     (4.28)     (9.52)        2.02

Weighted average number of ADSs
outstanding (2)                                    30,434,806  13,768,330 20,765,577  13,768,330 13,624,404 13,426,136   13,405,921

Balance Sheet Data (at period end) in
 accordance with Italian GAAP:
Working capital (deficit)                             (94,004)   (115,476)   (45,731)    (33,636)   123,806    135,856      236,035
Total assets                                          670,804     830,440    731,960     735,349    665,078    703,860      782,278
Short-term debt third parties (3)                     287,926     386,180    307,607     317,490    169,511    239,650      184,286
Short-term debt related parties                       121,669     150,456     76,555     108,456     38,758     30,987       56,810
Long-term debt                                          3,707      12,634     12,376      39,217    104,250     90,907       41,753
Shareholders' equity                                   20,235      32,582     88,588      72,141    140,880    172,329      305,385

Amounts in accordance with U.S. GAAP:
Working capital (deficit)                             (93,345)   (115,110)   (44,957)    (33,636)   123,806    135,856     236,035
Total assets                                          667,082     825,115    728,140     731,408    661,831    700,247     780,349
Short-term debt third parties                         287,926     386,180    307,607     317,490    169,511    239,650     184,286
Short-term debt related parties                       121,669     150,456     76,555     108,456     38,758     30,987      56,810
Long-term debt                                          3,707      12,634     12,376      39,217    104,250     90,907      41,753
Shareholders' equity                                   16,513      27,257     84,768      68,199    137,632    172,329     301,667


(1) Restated to reflect the five to one reverse stock split made effective January 1, 2001 on a retroactive basis (one ordinary share correspond to one ADS).

(2) Restated to reflect the two to one reverse stock split made effective on a retroactive basis by the extraordinary shareholders meeting on September 23, 2002.

(3) Of which Euro 1,770 thousands and Euro 2,331 thousands at June 30, 2002 and 2001 and Euro 2,100 thousands, Euro 2,048 thousands, Euro 2,865 thousands and Euro 3,100 thousands, respectively, at December 31, 2001, 2000, 1999 and 1998 denominated in Sterling Pound and secured against property, plant and equipment

                               The Rights Offering

         We are offering up to 91,665,618 newly issued ordinary shares in a rights offering pursuant to statutory preferential rights under Italian law. Up to 25,731,081 of these ordinary shares are being offered in the form of ADSs pursuant to this prospectus. The remaining 65,934,537 ordinary shares were offered in the form of ordinary shares and are not covered by this prospectus.

Offering to Holders of ADSs

ADS rights offering..................      Each ADS you hold of record on the
                                           ADS record date will entitle you to
                                           receive 3 ADS rights. One ADS right
                                           will entitle you to purchase one new
                                           ADS. You will only receive a whole
                                           number of ADS rights.

ADS rights certificates..............      ADS rights will be evidenced by ADS
                                           rights certificates. The Bank of New
                                           York, as ADS rights agent, will send
                                           to each record holder of ADSs a
                                           non-transferable ADS rights
                                           certificate indicating how many ADS
                                           rights the holder owns. ADS record
                                           date...................... o, 2003.

ADS subscription price...............      (euro) 1.60 per ADS. The ADS
                                           subscription price is payable in U.S.
                                           dollars. In order to exercise your
                                           ADS rights, you must pay to the ADS
                                           rights agent the estimated ADS
                                           subscription price of U.S.$ o per
                                           ADS, which is the ADS subscription
                                           price translated into U.S. dollars at
                                           the Federal Reserve noon buying rate
                                           on o, 2003, plus an additional 5%
                                           which represents an allowance for
                                           potential fluctuations in the
                                           exchange rate between the euro and
                                           the U.S. dollar and the ADS issuance
                                           fees of the depositary. If you
                                           subscribe for new ADSs, you will bear
                                           the risk of all exchange rate
                                           fluctuations relating to the exercise
                                           of ADS rights. If the amount of the
                                           estimated ADS subscription price you
                                           paid to the ADS rights agent is
                                           insufficient to pay the share
                                           subscription price in euro on or
                                           about o, 2003, the ADS rights agent
                                           will pay the shortfall, which you
                                           will need to reimburse prior to your
                                           receiving any new ADSs.

                                           If the amount of the ADS subscription
                                           price in U.S. dollars you paid to the
                                           ADS rights agent is more than the
                                           subscription price on that date, the
                                           ADS rights agent will pay you the
                                           excess without interest.

ADS rights exercise period...........      From 10 a.m. (New York City time) on
                                           o, 2003 through 5:00 p.m. (New York
                                           City time) on o, 2003.

Procedure for exercising ADS rights..      If you hold ADSs directly, you may
                                           exercise your ADS rights by
                                           delivering a properly completed ADS
                                           rights certificate and full payment
                                           of the estimated ADS subscription
                                           price for the new ADSs and related
                                           issuance fees to the ADS rights agent
                                           prior to 5:00 p.m. (New York City
                                           time) on o, 2003.

                                           If you hold ADSs through The
                                           Depository Trust Company, you may
                                           exercise your ADS rights by timely
                                           delivering to the ADS rights agent
                                           completed subscription instructions
                                           through DTC's PSOP Function on the
                                           "agent subscriptions over PTS"
                                           procedure accompanied by payment in
                                           full of the estimated ADS
                                           subscription price.

                                           If you are a beneficial owner of ADSs
                                           and wish to exercise your ADS rights,
                                           you should timely contact the
                                           securities intermediary through which
                                           you hold ADS rights to arrange for
                                           their exercise.

                                           We provide more details on how to
                                           exercise ADS rights under "The Rights
                                           Offering--Offering to ADS Holders"
                                           beginning on page 17.

Exercise of ADS rights irrevocable...      The exercise of ADS rights is
                                           irrevocable and may not be canceled
                                           or modified.

Unexercised rights...................      If you do not exercise your ADS
                                           rights within the ADS rights exercise
                                           period, they will expire and you will
                                           have no further rights.

Transferability......................      The ADS rights are not transferable.

Listing..............................      The ADSs are listed on the New York
                                           Stock Exchange under the symbol
                                           "FLH."

ADS rights agent.....................      The Bank of New York.

Delivery of new ADRs.................      After we deposit the requisite number
                                           of ordinary shares with the
                                           depositary's custodian pursuant to
                                           the terms of the deposit agreement,
                                           The Bank of New York will make ADRs
                                           evidencing new ADSs available to each
                                           holder who subscribes for new ADSs,
                                           which we expect to occur on or about
                                           o, 2003.

New ADSs.............................      Your specific rights in the new ADSs
                                           and in the ordinary shares underlying
                                           the new ADSs are set out in a deposit
                                           agreement among us, The Bank of New
                                           York, as depositary, and the owners
                                           and beneficial owners of ADRs. To
                                           understand the terms of the ADSs, you
                                           should read the deposit agreement,
                                           which is incorporated by reference as
                                           an exhibit to the registration
                                           statement of which this prospectus is
                                           a part.

Offering to Holders of
Ordinary Shares......................      Prior to the commencement of this
                                           offering of ADS rights to ADS
                                           holders, we offered to HdP and each
                                           other direct holder of ordinary
                                           shares the right to purchase 3
                                           ordinary shares for each ordinary
                                           share held by it at the same
                                           subscription price as offered to
                                           holders of ADSs in the ADS rights
                                           offering. HdP has exercised all of
                                           such ordinary share subscription
                                           rights granted to it.

Remaining unsubscribed rights.........     HdP will also have the right to
                                           subscribe any shares not subscribed
                                           by other holders, but will have no
                                           obligation to do so. All shares
                                           subscribed by HdP will be issued in
                                           the form of ordinary shares and are
                                           not covered by this prospectus.

                                  RISK FACTORS

We have a history of losses.

         We have a history of operating and net losses that we expect to continue for some period of time. These historical and future losses limit our ability to pay dividends on our ordinary shares, make it more difficult to obtain credit and otherwise operate normally, impair our ability to make capital expenditures that could be necessary for our business, and adversely affect the market price of our ADSs.

         In fiscal years 1999, 2000 and 2001, we incurred operating losses of
(euro) 10.0 million, (euro) 24.7 million and (euro) 46.5 million, respectively, and net losses of (euro) 58.7 million, (euro) 71.6 million and (euro) 139.7 million, respectively. In 1999, these losses were caused primarily by severely declining sales of both footwear and apparel in the United States market, which decreased revenues sharply and led to declining margins as obsolete products comprised a larger portion of total sales. Conversely, in 2000 we ended the year with sales growth in the United States market after two years of significant revenue loss, whereas Europe showed a reversal of its growth trend, closing the year with a decline in revenue. Furthermore, 2000 profitability was negatively affected by restructuring and other non-recurring costs in the amount of (euro)
17.3 million, related to consolidation of the U.S. outlet network and the rationalization of the Group structure through the closure of non-strategic subsidiaries.

         In 2001, we realized an operating loss of (euro) 41.7 million before restructuring and other non-recurring costs in the amount of (euro) 4.7 million, which consisted of charges arising from the conversion to a licensing partnership of our subsidiary operating in Australia. The operating loss was mainly attributable to the poor gross margin we achieved, as a result of the combined effects of negative market/industry dynamics during the year, contraction of consumer spending and Fila's brand crisis in Europe.

         We also reported net losses for each of the first two quarters of 2002 and an operating loss for the third quarter of 2002.

         Based on the current market conditions and the uncertain outlook for future conditions in the various markets where we operate, we do not currently expect to attain operating profitability before 2004 at the earliest, or to report net income before 2005 at the earliest, and a variety of factors could prevent us from meeting these targets. These factors include those mentioned above and in the remainder of these "Risk Factors," such as ongoing costs of restructuring our operations (such as closing subsidiaries and clearing out obsolete inventory); market conditions, including general economic conditions, in the countries in which we sell our products; and whether our products and brand image meet changing consumer preferences in each of those markets.

A single shareholder controls us.

         Prior to the ordinary share subscription offering, Holding di Partecipazioni Industriali S.p.A. ("HdP") owned approximately 71.93% of our outstanding ordinary shares. After giving effect to HdP's subscription of shares in that offering, HdP owns approximately 91.11% of our ordinary shares and no other shareholder owns 5% or more of our ordinary shares. As long as HdP or another entity owns over 50% of our ordinary shares, it will be able to elect a majority of our Board of Directors, to cause or prevent a change of control of Fila, to control major decisions of corporate policy and to determine the outcome of any major transaction or other matter submitted to our stockholders or directors, including borrowings, issuances of ordinary shares and other securities, the declaration and payment of any dividends on ordinary shares, potential mergers or acquisitions involving us, amendments to our Bylaws and other corporate governance issues. Stockholders other than HdP therefore are likely to have little or no influence on decisions regarding such matters. In the deposit agreement under which our ADSs are issued, HdP also has a right of first refusal to purchase any rights, warrants or other instruments that we may offer in the future to holders of ordinary shares but that the depositary determines may not lawfully or feasibly be made available to ADS owners (for example, because they are not registered with the U.S. Securities and Exchange Commission).

Our majority shareholder intends to sell its interest in Fila.

         Our majority shareholder intends to sell its interest in us, which creates uncertainty and could make it difficult for us to obtain credit or continue operating. During our Board of Directors meeting held on June 15, 2001, HdP informed our directors that HdP intends to concentrate its resources and investments in the media and publishing industry and would begin the process of divesting its ownership in Fila. Since that time, HdP has been actively pursuing options to sell its interest in Fila. HdP has informed us that although they have been negotiating the terms of such a sale with certain prospective purchasers, the sale process could be stopped at any time.

         In evaluating any sale opportunities, HdP is not required to take into account the opinions of our management or the prospective effect on Fila of such a sale (or of the plans of any particular buyer). There can be no assurance that HdP will find a buyer that is acceptable to it or that mutually acceptable terms for such a sale can be agreed upon. Accordingly, we cannot predict whether any sale of HdP's shares will occur or, if such a sale does occur, when it will occur or what the effect on Fila will be.

Our ability to continue as a going concern depends in part upon continued financial support from our majority shareholder HdP.

         While we are implementing our current plans to regain profitability, we will need continued financial support from our parent company. If we do not receive this support, we will be unable to continue as a going concern. HdP has informed us that it will continue to provide or make available adequate financial resources to support our operations through the earlier of January 1, 2003 and the date that HdP sells its entire interest in Fila. However, HdP has no obligation to require any purchaser of its interest in Fila to agree to provide financial support to Fila after it acquires HdP's interest, and in evaluating any prospective sale of its interest in Fila, HdP has no obligation to consider whether prospective purchasers would provide such financial support. It is not possible to predict if HdP will sell its entire interest in Fila before January 1, 2003 and whether the acquirer of HdP's majority equity in Fila would provide or make available adequate financial resources to support our operations as a going concern from the date of acquisition.

         Fila will not be able to continue as a going concern after the earlier of January 1, 2003 and the date that HdP sells its interest in Fila unless Fila regains profitability or obtains ongoing financial support from either HdP or, if applicable, the entity that acquires HdP's interest in Fila. Accordingly, our financial statements for the year 2001, which have been prepared on a going concern basis, do not include any adjustments that might result from the outcome of the uncertainty arising if HdP sells its majority equity in Fila and the acquirer does not provide continued financial report. Further, the report of our independent auditors on those financial statements states that our recurring losses from operations and net working capital deficiency at December 31, 2001 raises substantial doubts about our ability to continue as a going concern without the continued support of our ultimate parent company until we improve the profitability of our consolidated operations.

         It is also not possible to predict the effect that HdP's sale or prospective sale of our shares will have on the availability of credit to us from third parties. Certain of our credit facilities have been provided in part in reliance on HdP's ownership of our ordinary shares and its support for our operations. In response to a notification that HdP intends to sell the ordinary shares they own, in February 2002 Citibank N.A., Milan Branch rescinded a demand line of credit they had provided to us and demanded repayment of the outstanding borrowings. In March 2002, Citibank initiated a proceeding in the Tribunal of Milan to compel Fila and HdP to repay the (euro) 23.8 million outstanding under the line of credit at that time. On July 31, 2002, Citibank initiated a proceeding in the Tribunal of Biella, to compel Fila to pay US$1.8 million, Mexican pesos 25.8 million and Brazilian reales 9.5 million, which were due under certain lines of credits by the controlled entities Fila Argentina, Fila Mexico and Fila do Brasil; such lines of credit had been granted pursuant to a letter of guarantee provided by Fila Holding SpA. These proceedings are pending. If other providers of credit to us, including providers of the letters of credit our suppliers require to manufacture and ship our products, withdraw or fail to renew that credit, our liquidity and our ability to continue to finance our operations would be adversely affected, and we may not be able to continue as a going concern. In particular, all of our financial debt is provided under short-term credit lines that are repayable on demand and may be revoked without notice. If the lenders under these facilities decided (due to a sale or prospective sale of our shares by HdP or for any other reason) to demand immediate repayment and to revoke such facilities, we would be unable to repay all of the outstanding amounts and continue to operate.

Our ADSs may be delisted by the New York Stock Exchange

         The New York Stock Exchange notified us by letter dated October 14, 2002 that our ADSs had fallen below their continued listing criteria relating to price, and by letter dated October 24, 2002 that we had fallen below their continued listing criteria relating to market capitalization and shareholders' equity. Although the recent average trading price of the ADSs is above the required level and HdP's subscription of shares in the ordinary share rights offering has increased our market capitalization and shareholders' equity to above the required levels, the New York Stock Exchange could still decide to delist our ADSs, which would severely and adversely affect their liquidity and trading price.

         The New York Stock Exchange requires that the average closing price of a listed security be not less than $1.00 over a 30-day trading period, and requires listed companies to have both a global market capitalization and total shareholders' equity in excess of $50 million. The recent 30-day average trading price of our ADSs is above $1.00, and our market capitalization and shareholders' equity after giving effect to HdP's subscription of shares in the ordinary share rights offering are significantly more than $50 million. Nonetheless, in order to comply with the New York Stock Exchange's rules concerning continued listing, we are required to submit a business plan to the Listings and Compliance Committee of the New York Stock Exchange for approval, and we are in the process of submitting such a business plan. The Committee will determine whether that plan demonstrates likely ongoing compliance with the continued listing standards for a monitoring period of six months in the case of the trading price criterion and eighteen months in the case of the market capitalization and shareholders' equity criteria. If our business plan is accepted, we will be subject to ongoing monitoring during those periods. Our ADSs could be delisted from trading on the New York Stock Exchange if our plan is not accepted or if it is accepted but we fail to comply with the numerical criteria at the end of the monitoring periods or the New York Stock Exchange decided to delist our ADSs for other reasons during the monitoring periods.

Our sales are affected by consumer preferences and industry conditions.

         Industry conditions in recent years have led to decreased sales of the products we sell, and changing consumer preferences have caused particular decreases in sales of some of the categories where we have historically been strongest.

         Since 1998, the athletic footwear industry has experienced significant sales declines worldwide, both in retail dollars spent and in pairs sold. According to Sporting Goods Intelligence, the international market for branded athletic footwear decreased by 11% (in terms of aggregate sale price) in 1998 and grew by only 1% and 2% in 1999 and 2000, respectively. This reflects in part a shift in consumer preference away from wearing athletic footwear for everyday use and toward "brown" shoes and fashion shoes for casual wear. This trend has limited the overall market for athletic footwear and intensified competition for the remaining market, and therefore will make it more difficult for us to maintain or expand sales of our core product lines.

         According to Sporting Goods Intelligence, the U.S. market for branded athletic footwear decreased by 6% in 1999, increased by 4% in 2000, and decreased again by 1% in 2001.

         The international market for athletic apparel has been affected by a similar trend, with 1999 sales declining by 6% in the United States and by 2% world-wide, according to Sporting Goods Intelligence. Certain of our largest retailer customers have experienced difficulties or have limited their promotion of new products or the range of our products that they carry in response to these industry conditions.

         Both the athletic footwear industry and the apparel industry are subject to rapid and substantial shifts in consumer preference and tastes that cannot be accurately predicted. Rapidly declining demand for basketball shoes in particular, and for athletic footwear in general, have been primary factors responsible for our diminished sales performance in recent years. Because of shifts such as this, consumer acceptance of our existing products may change rapidly and consumers may not accept our new products, in which we may have made substantial capital investments. The retailers on whom we rely for orders may also limit advance orders or be reluctant to promote new products in response to perceived shifts in consumer tastes.

         Consumer spending on footwear and apparel is also cyclical and may decrease at any time as a result of recession or economic uncertainty in a particular market. Any such decrease in one or more of our principal markets could materially limit or decrease our sales even if we correctly anticipate consumer preferences.

We operate in competitive markets.

         The footwear and apparel industries are intensely competitive, and certain of our competitors in these markets have significant greater financial, product development, production, distribution and marketing resources than we do. Many of our competitors have also achieved substantially greater brand awareness than we have in certain geographical and/or product markets, in both the sportswear and the athletic footwear categories. If we fail to compete effectively, our sales will suffer and we will be unable to expand into new geographical and product markets that may be more attractive than the athletic footwear and apparel market that is our core business.

We must make up-front commitments and investments for new products that may not be recouped.

         The footwear and apparel industries have relatively long lead times for design and production, and we must generally commit to minimum production amounts before we receive orders. Retailers may also generally cancel orders without penalty before the product is delivered and have a limited right to return unsold products that have been delivered. In addition, we must make substantial up-front investments in product development, advertising and promotion in connection with new-product introductions, which are essential to our competitiveness. If we or our customers fail to accurately forecast consumer demand for our products, we will not be able to recoup these up-front investments and we may be required to incur significantly higher carrying costs and to liquidate substantial amounts of excess inventory at reduced margins or at a loss, as we have had to do at times in recent years.

We produce and sell our products in many countries.

         In 2001, our products were produced by over 140 independent subcontractors in approximately 30 different countries. For our most recent collections (Fall/Winter 2002 and Spring/Summer 2003), approximately 21% of total production was in mainland China and approximately 14% was in Indonesia. No other country represented over 10% of production, and each of Bangladesh, Hong Kong, Italy, Macau, Turkey and Vietnam represented between 5% and 10%. As a result, our production operations are subject to the usual risks of international production such as fluctuations in currency values, export duties, import controls, customs duties and tariffs, quotas and other trade barriers, restrictions on transfers of funds, inconsistent levels of intellectual property protection, work stoppages, labor unrest, shipping and other delays, and in certain parts of the world, political instability. Any of these factors could disrupt our supply of products, which would cause decreased sales and possible loss of customers. We believe that our principal competitors produce their products in generally the same countries and are subject to the same general risks. We believe that we have the capacity to develop, over time, adequate substitute sources of supply for the products we obtain from foreign suppliers. However, if events prevented us from acquiring products from our suppliers in China or Indonesia or significantly increased the cost of those products, our operations would be seriously disrupted until alternative suppliers were found.

         In 2001, approximately 38% of our total net direct sales were in Europe, approximately 25% were in the United States and approximately 23% were in the Far East (primarily South Korea). Our international sales are subject to many of the same risks as our international production. Any of those factors could limit our ability to sell our products in particular jurisdictions or decrease the demand in one or more jurisdictions.

You may face difficulties in proceedings with respect to your interests as a shareholder, because we are an Italian company.

         We are a joint stock company (societa per azioni or S.p.A.) organized under the laws of Italy. A substantial portion of our assets is located in Italy. Furthermore, all of our directors and most of our officers and the other persons named in this prospectus reside in Italy, and all or a substantial portion of their assets is located in Italy. As a result, it may not be possible for you to effect service of process in a jurisdiction outside Italy upon these people or to enforce against them in a jurisdiction outside of Italy judgments of courts in that jurisdiction. Because final judgments of U.S. courts for civil liabilities based upon U.S. federal securities laws may only be enforced in Italy if certain requirements are met, you may face difficulties in protecting your interests in the case of actions by our directors or officers than would shareholders of a corporation incorporated in a state or other jurisdiction of the United States.

         You may face difficulties in bringing original actions before Italian courts if liability is based solely on the laws of certain jurisdictions outside of Italy, including those based on U.S. federal securities laws. Such actions may not be enforceable in the Italian courts. Italian courts will apply Italian rules of civil procedure and substantive provisions of Italian Law that are regarded as mandatory.

You may not be able to assert claims against our independent auditors

         The consolidated financial statements of Fila Holding S.p.A. appearing in our annual report on Form 20-F for the year ended December 31, 2001, have been audited by Reconta Ernst & Young S.p.A., Milan, Italy, independent auditors, whose report is based in part on the report of Arthur Andersen & Co., Hong Kong.

         We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen & Co., Hong Kong, as required by section 7 of the Securities Act for incorporation by reference of its reports on our consolidated financial statements for the year ended December 31, 2001. Rule 437a of the Securities Act, as amended, permits us to include these reports on the financial statements incorporated by reference herein without the consent of Arthur Andersen & Co., Hong Kong. Because Arthur Andersen & Co., Hong Kong has not consented to the incorporation by reference of its reports herein, your ability to recover for claims against Arthur Andersen & Co., Hong Kong may be limited. In particular, you will not be able to recover against Arthur Andersen & Co., Hong Kong, under Section 11(a)(4) of the Securities Act for any untrue material fact contained in the financial statements audited by Arthur Andersen & Co., Hong Kong or any omission to state a material fact required to be stated therein.

Customers

         Although no single customer or group of related customers accounted for more than 10% of our worldwide sales in 2000 or 2001, we have certain significant customers, the loss of which for any reason would adversely affect our business. Our largest single customer accounted for approximately 3% of total revenues in 2001 (2% in 2000).


                                 USE OF PROCEEDS

         If they are fully subscribed, our net proceeds from the sale of the new ADSs in the ADS rights offering will be approximately (euro) 41.2 million, and our net proceeds from the sale of the ordinary shares to be subscribed by HdP and minority shareholders pursuant to their ordinary share rights will be approximately (euro) 105.5 million. Pursuant to the ordinary share rights offering in Italy (which has commenced), HdP has already subscribed its proportional part of the capital increase, representing substantially all of the
(euro) 105.5 million referred to above, by canceling an equal amount of our debts to HdP, which bore an interest rate equal to Euribor plus 3/8 of 1%. After such cancellation, our outstanding debts to HdP, which derive from facilities generally granted on a revolving basis and with maturity dates not longer than one month, amount to approximately (euro) 37 million, all of which accrue interest at a rate equal to Euribor plus 3/8 of 1%.

         We will use all of the net proceeds from the sale of the new ADSs and ordinary shares to reduce short-term financial indebtedness in a manner to be agreed between us and our commercial banks.

                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization under Italian GAAP as of September 30, 2002: (i) on an actual basis, (ii) on a pro forma basis as adjusted to reflect the completion of the offering, assuming all of the ADS and ordinary share subscription rights are exercised and the related ordinary shares issued, and (iii) on a pro forma basis as adjusted to reflect the offering assuming that only HdP exercises its subscription rights (HdP has already subscribed its proportional part of the subscription rights).

                                                                           As of September 30, 2002
                                                  ----------------------------------------------------------------------------
                                                       Actual             Pro Forma As Adjusted     Pro Forma As Adjusted
                                                  ----------------------------------------------------------------------------
                                                          (i)                      (ii)                         (iii)
                                                                            (thousands of euros)
 Short-term debt1                                       418,707                     272,042                   313,212
 Long-term debt                                           3,949                       3,949                     3,949

 Shareholders' equity
 Share capital:
------------------------------------------
 (i)  actual, par value (euro)1.00 per share,
      30,555,206 shares authorized,
      issued and outstanding at
      September 30, 2002;
 (ii) pro forma as adjusted, par value
      (euro)1.00 per share, 122,220,824
      shares authorized, issued and
      outstanding;
(iii) pro forma as adjusted, par value
      (euro)1.00 per share, 96,489,608 shares
      authorized, issued and
      outstanding.                                       30,555                     122,221                    96,490
 Additional paid in capital                                   -                      54,999                    39,560
 Accumulated deficit                                    (30,769)                    (30,769)                  (30,769)
 Foreign currency translation adjustments                21,299                      21,299                    21,299
    Total shareholders' equity                           21,085                     167,750                   126,580
                                                        -------                     -------                   -------
 Total capitalization                                   433,471                     443,741                   443,741
                                                        =======                     =======                   =======


         As of January o, 2003, there were approximately 2,255 U.S. resident holders of ADSs, who held in the aggregate approximately 4,597,454 ADSs.

------------------------
1 Of which Euro 1,827 thousands, denominated in Sterling Pounds secured against property, plant and equipment.

                                    DILUTION

         Dilution is the amount by which the subscription price paid by the subscribers of ADSs in this offering exceeds the net tangible book value per ADS and per share after the subscription.

         Our net tangible book value as of September 30, 2002, before the offering, was approximately (euro) 3.763 million or $ 0.12 per ADS and per share. Our net tangible book value as of September 30, 2002 per ADS and per share represents our total tangible assets of (euro) 664.719 million (total assets of (euro) 682.041 million less intangible assets of (euro) 17.322 million) less total liabilities of (euro) 660.956 million, divided by the number of ADS and shares outstanding as of September 30, 2002.

         The difference between the subscription price of the offering of (euro)
1.60 per ADS and the net tangible book value before the offering of (euro) 0.12 is (euro) 1.48.

         The following table illustrates the dilution per ADS and per share after the completion of the subscription (in Euros):



Subscription price per ADS and per share                                  1.60
Net tangible book value per ADS                                   0.12

Increase in net tangible book value attributable to the offering
(assuming 100% subscription, see "Capitalization")                1.11
                                                                  ----

As adjusted net tangible book value per ADS and per share as of
September 30, 2002 after the offering (assuming 100%
subscription, see "Capitalization")                                       1.23
                                                                          ----

 Dilution per ADS and per share upon completion of the offering
(assuming 100% subscription, see "Capitalization")  (1)                   0.37
                                                                          ----



(1) Assuming subscription by HdP only (see "Capitalization") the dilution per ADS and per share upon completion of the offering would be (euro) 0.47.

                               THE RIGHTS OFFERING

General Information

         We are offering up to 91,665,618 ordinary shares, in the form of American depositary shares and ordinary shares, in a rights offering to our shareholders pursuant to statutory preferential rights under Italian law. If all of these shares are issued, they will represent a 150% increase in the number of our outstanding shares. This prospectus relates to the rights offering of 25,731,081 ordinary shares in the form of ADSs that we are making to holders of ADSs. The rights offering to holders of ordinary shares has already commenced and is being conducted without registration with the SEC, pursuant to Regulation S under the Securities Act.

         If you are a holder of ADSs on o, 2003, which is the ADS record date, you will receive ADS rights evidencing the right to subscribe for new ADSs. You will receive 3 ADS rights for each ADS held. One ADS right will entitle you to purchase one new ADS at a subscription price of (euro) 1.60 per ADS, payable in U.S. dollars using the procedure described below. The Bank of New York, the depositary for our ADSs, will act as ADS rights agent in respect of the ADS rights offered hereby. The ADS right agent will send to each holder of record of ADSs on the record date a non-transferable certificate evidencing ADS rights, together with this prospectus and a letter of instructions for exercising ADS rights. The procedures for exercising ADS rights and information about the purchase and sale of such rights are summarized below. ADS rights that are not exercised in time will expire.

         The ADS rights will not be transferable and may not be exercised by, or sold or assigned to, third parties.

         HdP owns 91.11% of our ordinary shares after giving effect to their exercise of their ordinary share subscription rights in full. HdP will also have the right to subscribe any shares not subscribed by other holders, but will have no obligation to do so. All shares subscribed by HdP will be issued in the form of ordinary shares and are not covered by this prospectus.

         Ordinary shareholders (including HdP) and ADS holders generally will be treated alike in the rights offering, for HdP's right described in the preceding paragraph and except that:

         o The timing of certain actions and periods will differ for holders of ADS rights and for holders of ordinary share rights. In particular, the last date for exercise and payment is earlier for holders of ADS rights.

         o Holders of ordinary share rights must pay the subscription price in euros, while holders of ADS rights must pay an estimated ADS subscription price in U.S. dollars under an arrangement with the ADS rights agent. The estimated ADS subscription price includes an allowance for potential fluctuations between euros and the U.S. dollar.


Offering to ADS Holders

         Summary timetable

         The summary timetable below lists some important dates relating to the ADS rights offering:

         ADS record date -- date for determining holders of ADSs
            receiving rights, 5:00 p.m. (New York City time)..........   o, 2003
         ADS rights commencement date-- beginning of period during which
            ADS rights holders can subscribe for new ADSs.............   o, 2003
         ADS rights expiration date-- end of period during which ADS
            rights holders can subscribe for new ADSs.................   o, 2003
         Settlement date-- ADS rights agent converts U.S. dollars into euros to pay the subscription price and refunds any excess estimated ADS subscription price to ADS holders on or as
            soon as practicable after.................................   o, 2003
         ADRs evidencing new ADSs delivered as soon as practicable
            after.....................................................   o, 2003

         The following is a summary of the important provisions of the rights agent agreement between us and The Bank of New York, as ADS rights agent, pursuant to which you will receive the ADS rights. This summary is not complete. For a complete description of the ADS rights offering, you should read the rights agent agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. Copies of the rights agent agreement are available for inspection at the corporate trust office of the ADS rights agent at 101 Barclay Street, New York, NY 10286.

         Rights offering to holders of ADSs

         If you are a holder of ADSs on the ADS record date, you will receive non-transferable ADS rights evidencing the right to subscribe for new ADSs. You will receive 3 ADS rights for each ADS you hold on the ADS record date. One ADS right will entitle you to purchase one new ADS at a subscription price of (euro)
1.60 per ADS, payable in U.S. dollars. You will only receive a whole number of ADS rights. You may only subscribe for a whole number of new ADSs. You will not receive any fractional new ADSs.

         ADS rights certificates

         ADS rights will be evidenced by non-transferable ADS rights certificates. The ADS rights certificates will initially represent 3 ADS rights for each ADS registered in the name of the holder to whom such ADS rights certificate is issued. The ADS rights agent will issue the ADS rights certificates and will deliver them together with a letter of instructions and this prospectus on or about o, 2003 to all holders of record of ADSs.

         The ADSs rights will not be transferable and may be exercised only by the registered holders to whom they are issued.

         ADS record date

         The record date for the determination of the holders of ADSs entitled to ADS rights is o, 2003. Only holders of record of ADSs at 5:00 p.m. (New York City time) on the ADS record date will be entitled to receive or exercise ADS rights.

         ADS rights exercise period

         ADS rights may be exercised during the period from o, 2003 through 5:00 p.m. (New York City time) on o, 2003, which is the ADS rights expiration date. If you do not exercise your ADS rights within the ADS rights exercise period, your ADS rights will expire and you will have no further rights.

         ADS rights agent

         The Bank of New York, which is the depositary for the ADSs under our deposit agreement, is acting as the ADS rights agent to accept the exercise of the ADS rights for the subscription for the new ADSs offered hereby.

         ADS subscription price

         The ADS subscription price is(euro)1.60 per ADS. You must pay the ADS subscription price in U.S. dollars.

         In order to exercise your ADS rights, you must pay the estimated ADS subscription price of U.S.$ o per ADS, which is the ADS subscription price translated into U.S. dollars at the Federal Reserve noon buying rate on o, 2003, plus an additional 5% which represents an allowance for potential fluctuations in the exchange rate between the euro and the U.S. dollar and the ADS issuance fees payable to the depositary.

         The ADS rights agent will make the conversion from U.S. dollars into euros on or about o, 2003 at any commercially reasonable rate and, if there is any excess in U.S. dollars as a result of such conversion, will refund the amount in U.S. dollars promptly to the subscriber without interest. If your payment, when converted into euros, is less than the actual subscription price for the number of new ADSs you are subscribing for and are allocated plus the related ADS issuance fees, the ADS rights agent will pay the deficiency to us on your behalf. You will then have to pay promptly the amount of the difference (including expenses) and will not receive any new ADSs you subscribed for until the ADS rights agent receives your payment. If you do not pay the amount of the deficiency to the ADS rights agent by o, 2003, the ADS rights agent may sell enough of your new ADSs to cover the amount of the deficiency. The ADS rights agent would then send you promptly a new ADR representing the remaining new ADSs and a check in the amount of any excess proceeds from the sale, without interest. If, however, the amount of excess proceeds from the sale of your new ADSs is less than U.S.$5.00, the ADSs rights agent will aggregate it and pay it to us.

         Procedure for exercising ADS rights

         The exercise of ADS rights is irrevocable and may not be canceled or modified. You may exercise your ADS rights as follows:

         Subscription by DTC participants. If you hold ADS rights through The Depository Trust Company (DTC), you can exercise your ADS rights by delivering completed subscription instructions for new ADSs through DTC's PSOP Function on the "agent subscriptions over PTS" procedure and instructing DTC to charge your applicable DTC account for the estimated ADS subscription price for the new ADSs and to deliver such amount to the ADS rights agent. DTC must receive the subscription instructions and the payment of the estimated ADS subscription price for the new ADSs by the ADS rights expiration date.

         Subscription by registered ADS holders. If you are a registered holder of ADSs, you can exercise your ADS rights by delivering to the ADS rights agent a properly completed ADS rights certificate and paying in full the estimated ADS subscription price for the new ADSs. You may make such payment by certified check or bank draft, payable to "The Bank of New York," as ADS rights agent.

         The properly completed ADS rights certificate and payment should be delivered to:

      By hand or overnight courier:                       By mail:
          The Bank of New York                      The Bank of New York
     Tender and Exchange Department            Tender and Exchange Department
           101 Barclay Street                          P.O. Box 11248
       Receive and Deliver Window                  Church Street Station
           New York, NY 10286                     New York, NY 10286-1248

                      For additional information, contact:
                              The Bank of New York
                         by telephone (800-507-9357) or
                              by fax (212-815-6213)

         The ADS rights agent must receive the ADS rights certificates and payment of the ADS subscription price on or before the ADS rights expiration date. Deposit in the mail will not constitute delivery to the ADS rights agent. The ADS rights agent has discretion to refuse to accept any improperly completed or unexecuted ADS rights certificate.

         Subscription by beneficial owners. If you are a beneficial owner of ADSs and wish to subscribe for new ADSs but are neither a registered holder of ADSs nor a DTC participant, you should timely contact the securities intermediary through which you hold ADS rights to arrange for their exercise and to arrange for payment of the estimated ADS subscription price in U.S. dollars.

         The ADS rights agent will determine all questions about the timeliness, validity, form and eligibility of exercising ADS rights. We, in our sole discretion, may waive any defect or irregularity, or permit you to correct a defect or irregularity within the time we determine. ADS rights certificates will not be considered received or accepted until we have waived all irregularities or you have cured them in time. Neither we nor the ADS rights agent has to notify you of any defect or irregularity in submitting ADS rights certificates. We and the ADS rights agent will not incur any liability for failing to do so.

         You will elect the method of delivering ADS rights certificates and notices of guaranteed delivery and paying the subscription price to the ADS rights agent, and you will bear any risk associated with it. If you send ADS rights certificates, notices of guaranteed delivery or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent and clearance of payment before the appropriate time.

         Guaranteed delivery procedures

         If you desire to subscribe, but time will not permit your ADS certificates to reach the ADS rights agent before the time the ADS rights expire, you may still subscribe if, at or before the ADS rights expiration date, the ADS rights agent has received a properly completed and signed notice of guaranteed delivery, substantially in the form provided with the instructions distributed with the ADS rights, from a financial institution that is a member of the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) or the New York Stock Exchange Inc. Medallion Signature Program (MSP). Accompanying the notice of guaranteed delivery, the ADS rights agent must also receive payment in good funds in full of the estimated ADS subscription price on or before the ADS rights expiration date. The notice of guaranteed delivery must state your name and the number of new ADSs you are subscribing for and must irrevocably guarantee that the ADS rights certificate will be:

         o  properly completed and signed, and

         o delivered by one of those financial institutions to the ADS rights agent before 5:00 p.m. (New York City time) on o, 2003.

You may deliver the notice of guaranteed delivery by hand, transmit it by facsimile or mail it to the ADS rights agent. If you hold your ADS rights through DTC, your DTC participant must deliver the notice of guaranteed delivery to the ADS rights agent through DTC's confirmation system. If the financial institution fails to deliver a properly completed and signed ADS rights certificate on or before o, 2003, the ADS rights agent will return any funds paid by you without interest and your ADS rights will be treated as unexercised.

         Overseas holders of ADSs

         The ADS rights agent will not mail you an ADS rights certificate if you have a record address outside the United States (including if your address indicates that you are on military or other government service outside the United States). The ADS rights agent will hold the ADS rights certificate for you. You may exercise the ADS rights if you instruct the ADS rights agent to do so by the ADS rights expiration date and pay the related subscription price and ADS issuance fees. If you do not deliver timely instructions, your ADS rights will be considered unexercised and will expire.

         Delivery of ADSs

         The depositary will issue and deliver ADSs purchased pursuant to the ADS rights offering as soon as practicable after the receipt of the ordinary shares by the depositary's custodian. You will not receive the new ADSs you subscribed for when you exercised your ADS rights until the ADS rights agent has received any shortfall you may owe from payment of the estimated ADS subscription price. If you are using a notice of guaranteed delivery to exercise your ADS rights you will not receive ADRs representing new ADSs until after the financial institutions have delivered to the ADS rights agent the ADS rights certificates to which the notice of guaranteed delivery relates. New ADSs will rank equally in all respects with existing ADSs.

                                    TAXATION

         The following is a summary of the material U.S. federal and Italian tax matters that are likely to be relevant to the ownership of ADSs. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including special rules that apply only to certain limited classes of investors, tax considerations that arise from rules of general application to all taxpayers or tax considerations that are generally assumed to be known by investors. Thus, for example, the summary deals only with beneficial owners who will hold ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of the voting shares of Fila. The summary does not discuss the treatment of ADSs that are held in connection with a permanent establishment or fixed base through which a non-Italian beneficial owner carries on business or performs personal services in Italy.

         The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this prospectus, which are subject to change. Prospective investors in ADSs should consult their own advisors as to the U.S., Italian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any state, local or other national tax laws.

         For purposes of the summary, beneficial owners of ADRs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the "Income Tax Convention"), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as "U.S. owners." Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. owners who are also residents of Italy. Beneficial owners that are not U.S. owners should note that portions of the following summary may not be relevant to them. A new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999 but has not yet been ratified. The new treaty would not change significantly the provisions of the current Income Tax Convention that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis.

         For purposes of the Income Tax Convention and the United States Internal Revenue Code of 1986, beneficial owners of ADRs evidencing ADSs will be treated as the beneficial owners of the ordinary shares represented by those ADSs.

Taxation of Dividends

Italian Tax Considerations

         Italian law provides for the withholding of income tax at a 27% rate on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes. Italian law provides a mechanism under which non-resident shareholders who follow a specific refund procedure, in accordance with the conditions and within the terms provided by law, can claim a refund of up to four-ninths of Italian withholding taxes on dividend income by providing evidence to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refund claimed. The refund must be claimed directly from the Italian tax authorities, without any direct assistance by Fila. Expenses and extensive delays have been encountered by U.S. residents seeking refunds from the Italian tax authorities.

         Alternatively, reduced rates (normally 15%) apply to non-resident shareholders who are entitled to, and timely comply with procedures for claiming, benefits under an income tax convention. Through this alternative mechanism, shareholders can benefit from a direct assistance by both the depositary and Fila. Italy has concluded income tax conventions with over 60 foreign countries, including all members of the European Union, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and the Far East.

         Under the Income Tax Convention, dividends derived by U.S. owners entitled to benefits under an income tax convention, are generally subject to Italian withholding tax at a reduced rate of 15%. However, the amount initially made available to the depositary for payment to U.S. owners will reflect a withholding at the 27% rate. U.S. owners who timely comply with the certification procedures described below may then claim an additional payment of 12% of the dividend (representing the difference between the 27% rate and the 15% rate, and referred to herein as a "treaty refund"). The certification procedure will require U.S. owners to obtain from the U.S. Internal Revenue Service a form of certification required by the Italian tax authorities with respect to each dividend payment (form 6166) and a statement, whereby the U.S. owner represents that it is a U.S. resident individual or corporation and does not maintain a permanent establishment in Italy, and must set forth other required information. The time for processing requests for certification by the Internal Revenue Service normally is six to eight weeks. Accordingly, in order to be eligible for the procedure described below, U.S. owners should begin the process of obtaining certificates as soon as possible after receiving instructions from the depositary on how to claim a treaty refund.

         The depositary's instructions will specify certain deadlines for delivering to the depositary the documentation required to obtain a treaty refund, including the certification that the U.S. owners must obtain from the U.S. Internal Revenue Service. In the case of ADSs held by U.S. owners through a broker or other financial intermediary, the required documentation should be delivered to such financial intermediary for transmission to the depositary. In all other cases, the U.S. owners should deliver the required documentation directly to the depositary. Fila and the depositary have agreed that if the required documentation is received by the depositary on or within 30 days after the dividend payment date and, in the reasonable judgment of Fila, such documentation satisfies the requirements for a refund by Fila of Italian withholding tax under the Convention and applicable law, we will within 30 days thereafter pay the treaty refund to the depositary for the benefit of the U.S. owners entitled thereto.

         If the depositary does not receive a U.S. owner's required documentation within 30 days after the dividend payment date, such U.S. owner may for a short grace period (specified in the depositary's instructions) continue to claim a treaty refund by delivering the required documentation (either through the U.S. owner's financial intermediary or directly, as the case may be) to the depositary. However, after this grace period, the treaty refund must be claimed directly from the Italian tax authorities rather than through the depositary. Expenses and extensive delays have been encountered by U.S. residents seeking refunds from the Italian tax authorities.

         Distributions of profits in kind will be subject to withholding tax. In that case, prior to receiving the distribution, the holder will be required to provide Fila with the funds to pay the relevant withholding tax. Distributions of additional shares to beneficial owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of Fila generally will not be subject to Italian tax. However, such additional shares will reduce the tax basis of each single share for the calculation of the capital gains tax.

U.S. Tax Considerations

         The gross amount of any dividends (that is, the amount before reduction for Italian withholding tax) paid to a U.S. owner generally will be subject to U.S. federal income taxation as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in lire will be includible in the income of such U.S. owners in a dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the custodian. If the custodian converts the lire into dollars on the day it receives them, U.S. owners generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. owners who receive a treaty refund may be required to recognize foreign currency gain or loss to the extent the amount of the treaty refund (in dollars) received by the U.S. owner differs from the dollar equivalent of the lire amount of the treaty refund on the date the dividends were received by the custodian. Italian withholding tax at the 15% rate will be treated as a foreign income tax which U.S. owners may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their United States federal income tax liability.

         Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. owner's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. owners should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

         Distributions of additional shares to U.S. owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of Fila generally will not be subject to U.S. federal income tax.

         A beneficial owner of ADSs who is, with respect to the United States, a foreign corporation or a non resident alien individual generally will not be subject to U.S. federal income tax on dividends received on ADSs, unless such income is effectively connected with the conduct by the beneficial owner of a trade or business in the United States.

Taxation of Capital Gains

Italian Tax Considerations

         Italian capital gains tax ("CGT") normally is imposed on gains realised by non-Italian residents with respect to the transfer or sale of shares whether held within or outside Italy. More specifically, a 27% CGT will be levied on gains realized on the disposal of a "qualified" shareholding. A "qualified" shareholding is constituted by ordinary shares or ADSs and/or rights representing more than five percent of a listed company's total share capital or more than two percent of its voting share capital. However, under domestic law, an exemption generally applies to gains realized by non-Italian residents on the disposal of "non -qualified" shareholdings in an Italian company the shares of which are listed on a regulated market such as Fila, even when such shareholdings are held in Italy. A "non-qualified" shareholding is constituted by an interest in Fila which does not reach the thresholds described above.

         Furthermore, pursuant to the Income Tax Convention, a U.S. owner will not be subject to Italian CGT on capital gains realised upon disposal of a "qualified" shareholding in an Italian company unless such U.S. owner has a permanent establishment or fixed base in Italy to which the ADSs are effectively connected. To this end, U.S. residents selling ADSs and claiming benefits under the Income Tax Convention may be required to produce appropriate documentation establishing that the conditions of non-taxability of capital gains in Italy set forth under the Income Tax Convention have been met. Other countries have executed income tax conventions with Italy providing for a similar treatment of Italian CGT.

U.S. Tax Considerations

         Gain or loss realized by a U.S. owner on the sale or other disposition of ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. owner's basis in the ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). Deposits and withdrawals of ordinary shares by U.S. owners in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

         A beneficial owner of ADSs who is, with respect to the United States, a foreign corporation or a nonresident alien individual will not be subject to U.S. federal income tax on gain realized on the sale of ADSs, unless (i) such gain is effectively connected with the conduct by the beneficial owner of a trade or business in the United States or (ii) in the case of gain realized by an individual beneficial owner, the beneficial owner is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Other Italian Taxes

         Estate and Gift Tax. As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.

         However, should a gift of ADSs for a value exceeding (euro) 180,759.91 (the "Threshold") occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of (euro) 129.11 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to (euro) 516,456.91 in case the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.


         Transfer Tax. An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax will not be payable with respect to any transfers of ADSs involving non-Italian residents concluded either on a regulated market or with the intervention of a bank or an investment services company.

                             VALIDITY OF SECURITIES

         The validity of the ordinary shares offered and sold in this offering will be passed upon by Mr. Franco Maula, our general counsel. The validity of the ADSs offered and sold in this offering will be passed upon by Cleary, Gottlieb, Steen & Hamilton, our U.S. counsel.

                                     EXPERTS

         The consolidated financial statements of Fila Holding S.p.A. appearing in the Company's Annual Report (Form 20-F) for the year ended December 31, 2001, have been audited by Reconta Ernst & Young S.p.A., Milan, Italy, independent auditors, which are based in part on the report of Arthur Andersen & Co., Hong Kong, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The company has not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen & Co., Hong Kong, as required by section 7 of the Securities Act. Accordingly, you will not be able to sue Arthur Andersen & Co., Hong Kong, pursuant to section 11(a)(4) of the Securities Act and therefore your right to recovery under that section may be limited as a result of the lack of consent.

                       ENFORCEABILITY OF CIVIL LIABILITIES

         We are a joint stock company (societa per azioni or S.p.A.) organized under the laws of Italy. A substantial portion of our assets is located in Italy. Furthermore, all of our directors and most of our officers and the other persons named in this prospectus reside in Italy, and all or a substantial portion of their assets is located in Italy. As a result, it may not be possible for you to effect service of process in a jurisdiction outside Italy upon these people or to enforce against them in a jurisdiction outside of Italy judgments of courts in that jurisdiction.

         In general, subject to the qualifications described below, recognition in Italy of final judgments of U.S. courts would be automatic and would not require retrial in Italy. If a party does not agree to implement final judgments of U.S. courts in Italy on a voluntary basis, enforceability in Italian courts of such final judgments, including judgments obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, is subject, among other things, to: (i) the U.S. courts having jurisdiction in accordance with Italian law; (ii) process being appropriately served on the defendant in accordance with applicable U.S. law and no fundamental right of defense having been violated; (iii) the parties participating in a trial in accordance with applicable U.S. law or, if the judgment had been obtained by default, such default having been declared in accordance with applicable U.S. law; (iv) the absence of a conflicting final judgment by an Italian court or of an action pending in Italy that commenced prior to the commencement of the proceeding before the U.S. court among the same parties and arising from the same facts and circumstances; and (v) the content of the U.S. judgment not violating Italian public policy. In original actions brought before Italian courts, liability based solely on the laws of certain jurisdictions outside of Italy, including those based on U.S. federal securities laws, may not be enforceable. Italian courts will apply Italian rules of civil procedure and substantive provisions of Italian Law that are regarded as mandatory.

         HdP has obtained a blanket insurance policy that provides coverage to our officers, directors and statutory auditors (as well as those of other companies controlled by HdP) for monetary damages arising from legal proceedings in connection with actions taken in their official capacities. The current policy expires on December 31, 2002 and is subject to coverage limits and customary exclusions. We reimburse HdP for a portion of the total premiums it pays for this policy.

                           FORWARD-LOOKING STATEMENTS

         This report contains forward-looking statements. We and our representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed under "Risk Factors," include those resulting from

         o technological, marketing, product, promotional or other success by one or more of our competitors;

         o  changes in consumer preferences;

         o our failure to adequately forecast consumer demand and sales volume, leading to increased spending, inventory risk, tooling and other costs;

         o inability to obtain desired pricing margins and profitability because of industry conditions, production inefficiencies, increased costs of goods, currency trends, the general retail environment or the lack of success of our products or marketing;

         o  higher-than-anticipated levels of customer cancellations or returns;

         o lack of success in our retail operations due to general retail market conditions or loss of market share to competitors;

         o failure to meet delivery deadlines because of design, production or distribution problems;

         o currency fluctuations, government actions, import regulations, political instability or general economic factors that negatively impact our business in one or more international regions;

         o  interruption or unavailability of sources of supply;

         o  loss of one or more significant customers;

         o inability to protect our significant trademarks, patents or other intellectual property;

         o  negative results in litigation;

         o general economic factors impacting consumer purchasing power and preferences;

         o our ability to achieve desired operating and logistical efficiencies in the areas of distribution and information systems; and

         o other factors mentioned or incorporated by reference in this prospectus.

         Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

                    WHERE YOU CAN FIND MORE INFORMATION ABOUT
                               FILA HOLDING S.p.A.

         We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form F-3 under the Securities Act of 1933. This prospectus does not contain all of the information included in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information about Fila Holding S.p.A. and our shares and ADSs, you should refer to our registration statement and its exhibits. This prospectus summarizes the contents of contracts and other documents that we refer you to. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

         We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. As a foreign private issuer, we and our shareholders are exempt from some of the reporting requirements of the Securities Exchange Act of 1934, including the proxy solicitation rules, the rules regarding the furnishing of annual reports to stockholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our shares. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy any materials we file with the SEC at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York, 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         You also may read reports and other information about us at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

         We provide annual reports in English to The Bank of New York, as depositary under the deposit agreement between us, the depositary and owners and beneficial owners of the American depositary receipts, or ADRs, evidencing ADSs. We also furnish to the depositary in English all notices of meetings of holders of ordinary shares and other reports and communications that are made generally available to holders of ordinary shares. Upon our written request, the depositary will mail to all holders of ADSs a notice containing the information (or a summary of the information) contained in any notice of a shareholders' meeting received by the depositary and make available to all holders of ADSs such notices and all other reports and communications received by the depositary in the same manner as we make them available to holders of ordinary shares.

                           INCORPORATION BY REFERENCE

         The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

         o our report on Form 6-K reporting results for the quarter ended March 31, 2002, filed with the SEC on May 3, 2002;

         o our annual report on Form 20-F for the fiscal year ended December 31, 2001, filed with the SEC on June 28, 2002;

         o our report on Form 6-K reporting results for the quarter ended June 30, 2002, filed with the SEC on August 5, 2002;

         o our report on Form 6-K reporting results for the quarter ended September 30, 2002, filed with the SEC on November 7, 2002; and

         o any future filings on Form 6-K made with the SEC under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering of ADSs that are identified in such forms as being incorporated into this prospectus.

         You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing to us at Fila U.S.A., Inc., 14114 York Road, Sparks, MD 21152 or telephoning us at (410) 773-3000.

                               FILA HOLDING S.p.A.

          UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2002 AND 2001


                                      INDEX
                                                                            Page
                                                                            ----


1. Condensed Consolidated Balance Sheets as of June 30, 2002  and 2001       F-2

2. Condensed consolidated Statements of Operations for the six months
ended June 30, 2002 and 2001                                                 F-3

3. Condensed Consolidated Statements of Cash Flows for the six months
     ended June 30, 2002 and 2001                                            F-4

4. Condensed Consolidated Statement of Changes in Shareholders' Equity
     for the six months ended June 30, 2002  and 2001                        F-5

5. Notes to the Condensed Consolidated Financial Statements                  F-6

                               FILA HOLDING S.p.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    As of June 30, 2002 and 2001 (Unaudited)


                                                             June 30,        June 30,
                                                               2002            2001
                                                            ----------      ----------
ASSETS                                                        (in thousands of Euro)
Current assets:
Cash and cash equivalents                                       41,962          28,537
Restricted bank deposit                                         42,835               -
Trade receivables, net of allowance for doubtful
   accounts of Euro 26,967 at June 30, 2002,
   and Euro 24,777 at June 30, 2001                            173,445         242,010
Inventories                                                    195,145         278,002
Other current assets                                            82,641         103,281
                                                              --------        --------
  Total current assets                                         536,028         651,830

Property, plant and equipment, net                             101,874         121,513

Goodwill, net of accumulated amortization                            -          16,547
Other intangible assets, net of accumulated amortization        16,613          15,810
Deferred income taxes                                            6,833           7,479
Other assets                                                     9,456          17,261
                                                              --------        --------

Total assets                                                   670,804         830,440
                                                              ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank borrowings                                                197,460         242,225
Short-term debt and current portion of long-term debt           90,466         143,955
Short-term debt from related parties                           121,669         150,456
Trade payables                                                 131,036         153,572
Other current liabilities                                       89,401          77,098
                                                              --------        --------
  Total current liabilities                                    630,032         767,306

Termination indemnities                                          6,991           7,448
Long-term debt, less current portion                             3,707          12,634
Minority interests                                               2,117           2,497
Other non-current liabilities                                    7,722           7,973

Shareholders' equity
Share capital  30,555,206 shares authorized,
issued and outstanding at June 30, 2002 and
13,888,730 at June 30, 2001 par value
Euro 2.60 per share (1)                                         79,444          36,111
Additional paid in capital                                     104,708           1,376
Accumulated deficit                                           (187,142)        (33,107)
Foreign currency translation adjustments                        23,225          27,351
Revaluation reserve                                                  -             851
                                                              --------        --------
  Total shareholders' equity                                    20,235          32,582
                                                              --------        --------

Total liabilities and shareholders' equity                     670,804         830,440
                                                              ========        ========


(1) Restated to reflect the two to one reverse stock split made effective on a retroactive basis by the extraordinary shareholders meeting on September 23, 2002

                             See accompanying notes

                               FILA HOLDING S.p.A.
                      CONDENSED CONSOLIDATGED STATEMENT OF
                  OPERATIONS For the six months ended June 30,
                           2002 and 2001 (Unaudited),



                                                    2002                 2001
                                                -----------          -----------
                                                      (in thousands of Euro)

Net revenues:
   Net direct sales                                445,753              450,495
   Royalty income                                   12,279               11,506
   Other revenues                                    6,580                4,905
                                               -----------          -----------
                                                   464,612              466,906

Cost of sales                                      291,604              292,385
                                               -----------          -----------

Gross profit                                       173,008              174,521

Selling, general and administrative expenses       175,372              196,641
                                               -----------          -----------

Loss from operations                                (2,374)             (22,120)

Other income (expense):
Interest income                                      1,049                1,601
Interest expense                                   (12,458)             (16,424)
Foreign exchange (losses) incomes                  (20,413)                (791)
Other expense, net                                 (22,165)              (5,343)
                                               -----------          -----------
                                                   (53,987)             (20,957)
                                               -----------          -----------

Loss before income taxes                           (56,361)             (43,077)

Income taxes                                        10,694                8,809

Net loss                                           (67,055)             (51,886)
                                               ===========          ===========

                             See accompanying notes

                               FILA HOLDING S.p.A.
                      CONDENSED CONSOLIDATGED STATEMENT OF
                  OPERATIONS For the six months ended June 30,
                           2002 and 2001 (Unaudited),


                                                                 2002           2001
                                                             -----------    -----------
                                                               (in thousands of Euro)

Cash Flows from Operating Activities:
Net loss                                                         (67,055)       (51,886)
Adjustments to reconcile net loss to net cash
 used in operating activities:
  Depreciation and amortization                                   12,612         13,466
  Write-off of Goodwill Fila UK Ltd.                              14,709             --
  Deferred income taxes                                           (2,872)          (807)
  Unrealized foreign exchange losses                              12,310          1,209
  Impairment loss on Hdp Net                                         486             --
  Provision for termination indemnities                              946          1,477
  Provision for doubtful accounts                                  4,655          5,721
  Changes in operating assets and liabilities
     Accounts receivable                                           6,744        (22,685)
     Inventories                                                  21,534        (32,077)
     Taxes receivable                                               (166)        (5,136)
     Trade payables                                                4,686         37,863
     Income taxes payable                                         (1,022)         2,178
     Other-net                                                    10,176        (10,007)
                                                             -----------    ------------
       Net cash provided by (used in) operating activities        17,743        (60,684)

Cash Flows from Investing Activities:
  Proceeds from disposals of property, plant and equipment           249            836
  Additions to property, plant and equipment                      (4,299)       (10,437)
  Additions to intangible assets                                  (4,875)        (8,669)
                                                             -----------    -----------
       Net cash used in investing activities                      (8,925)       (18,270)

Cash Flows from Financing Activities:
  Payments on short-term debt                                       (482)       (20,051)
  Restricted bank deposit                                        (42,835)            --
  Net change in short-term borrowings                             39,076         90,201
                                                             -----------    -----------
  Net cash provided by (used in) financing activities             (4,241)        70,150

Effect of exchange rates on cash and cash equivalents                688           (833)
                                                             -----------    -----------
Net increase (decrease) in cash and cash equivalents               5,265         (9,637)
Cash and cash equivalents at beginning of year                    36,697         38,174
                                                             -----------    -----------

Cash and cash equivalents at end of the period                    41,962         28,537
                                                             ===========    ===========

                             See accompanying notes

                               FILA HOLDING S.p.A.
       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
           FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001 (UNAUDITED)



                                                                       Retained earnings
                                      ----------------------------------------------------------------------------------


                                                                           Reserve for    Foreign
                                                  Additional     Other     purchase of   currency
                                        Share      paid in     accumulated  treasury    translation Revaluation
                                       Capital     Capital      deficit      stock     adjustments   reserves      Total
                                      ---------   --------     ----------  ---------    ----------  ---------    --------
                                                                    (in thousands of Euro)

BALANCE AT DECEMBER 31, 2001           79,444     104,708    (121,782)        844       24,253         851      88,588

Change n reserve of treasury stock                                361        (361)                                   0

Coverage of losses                                                851                                 (851)          0

Translation adjustments                                                                 (1,298)                 (1,298)

Net loss for the period                                       (67,055)                                         (67,055)
                                    ---------   ---------   ----------  ---------    ---------   ---------   ----------

BALANCE AT JUNE 30, 2002               79,444     104,708    (187,625)        483       23,225           0      20,235
                                    =========   =========   =========   =========    =========   =========   =========

BALANCE AT JUNE 30, 2000               35,865       1,622      16,384       2,395       15,024         851      72,141

Change in reserve for purchase of                                (176)        176                                    0
   treasury stock

Conversion of Share Capital from          246        (246)                                                           0
   Lira to Euro

Translation adjustments                                                                 12,327                  12,327

Net loss for the period                                       (51,886)                                         (51,886)
                                    ---------   ---------   ----------  ---------    ---------   ---------   ----------

BALANCE AT JUNE 30, 2001               36,111       1,376     (35,678)      2,571       27,351         851      35,582
                                    =========   =========   ==========  =========    =========   =========   =========


                             See accompanying notes

                               FILA HOLDING S.p.A.
     NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                          As of June 30, 2002 and 2001

         (All amounts in thousands of Euro, unless otherwise indicated)



1. Organization and significant accounting policies

Organization - Fila Holding S.p.A. (the "Company") is incorporated in Italy and as of June 30, 2002 is a 71.93% owned subsidiary of Holding di Partecipazioni S.p.A. ("HdP"), which holds 43,853,371 ordinary shares and 102,900 American Depositary Shares ("ADS "). Each ordinary share represents one ADS. The ADSs are traded on the New York Stock Exchange under the symbol FLH. The principal activities of Fila Holding S.p.A. and its subsidiaries (collectively "Fila," or the "Group") include the design, distribution and marketing of a full range of sportswear and athletic footwear. In addition, Fila maintains license agreements for its name on a variety of sports-related apparel and equipment. Information on the Group's operations by geographic area is included in Note 7.

The Group's ability to continue as a going concern and to meet its cash operating requirements, including sponsorship commitments and other obligations, is dependent upon a combination of cash flows from operations and other sources of financing, including continued financial support from HdP, the ultimate parent company, while management is implementing its strategy and plans to improve its processes and refocus its core investments in order to return to profitability. Such plans include substantial reductions to its current operating expenses, a thorough revision of the assembling process of their product range by substantially reducing the complexity of its collection and the number of products offered, and licensing agreements to re-launch the Fila brand name. HdP has announced that it intends to sell its majority interest in the Company in accordance with their divestiture process. HdP has informed the Company it will continue to provide or make available adequate financial resources to support the operations of the Group through the earlier of January 1, 2003 and the date that HdP sells its entire interest in the Group. However, it is not possible to predict if HdP will sell its entire interest in the Group before January 1, 2003 and whether the acquirer of HdP's majority equity in the Group would agree to provide or make available adequate financial resources to support the operations of the Group as a going concern from the date of acquisition. Accordingly, the financial statements for six months ended June 30, 2002, which have been prepared on a going concern basis, do not include any adjustments that might result from the outcome of the uncertainty arising should the existing ultimate parent company sell its majority equity in Fila Holding S.p.A. and the acquirer does not agree to provide the continued financial support until the Group improves its profitability from operations.


Significant accounting principles - The accompanying interim condensed financial statements should be read in conjunction with Fila's audited consolidated financial statements as of and for the year ended December 31, 2001 and the notes thereto included in Form 20-F for the year ended December 31, 2001.

1. Organization and significant accounting policies (continued)

The interim condensed consolidated financial statements contain all adjustments consisting of normal recurring adjustments, which are, in the opinion of management of the Company, necessary to present fairly the consolidated financial position of the Group as of June 30, 2002 and 2001 and the related consolidated results of operations and cash flows for the six month periods ended June 30, 2002 and 2001.

Results of operations for the periods presented are not necessarily indicative of the results of operations for the full fiscal years.

Fila's interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Italy ("Italian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP") as described in Note 12, and have been reclassified for an international style of financial statement presentation.


2. Impairment of goodwill in Fila UK Ltd.

At June 30, 2002, because there was a significant adverse change in the business climate of the subsidiary Fila UK Ltd., the Company, as a result of an impairment test based on a discounted cash flow analysis, recognized an impairment charge of Euro 14,709, equal to the carrying amount of goodwill which arose from the acquisition, on July 21, 2000, of the then outstanding 40% minority interest of the subsidiary. The goodwill recorded at the date of acquisition amounted to Euro 19,499. Fila UK Ltd. at June 30, 2002 reported significant losses from operations and a net working capital deficiency.

The gross amount of goodwill at June 30, 2001, entirely represented by the goodwill arising on acquisition of the interest in Fila UK Ltd., amounted to Euro 18,385 and the accumulated amortization at the same date to Euro 1,838, for a net amount of Euro 16,547. Amortization of goodwill for the six months ended June 30, 2002 amounted to Euro 919 in addition to the write-down of Euro 14,709. Amortization for the six months ended June 30, 2001 amounted to Euro 919.


3. Restricted bank deposits

Restricted bank deposits at June 30, 2002 consist of Euro 42,835 bank deposits restricted as a guarantee for the granting of lines of credit for the issue of letters of credit to the subsidiary Fila Sport (Hong Kong) Ltd.


4. Inventories

Inventories consisted of the following at June 30:


                                                      2002              2001
                                                      ----              ----

Raw materials                                        6,214             7,551
Semi-finished goods                                  4,415             6,778
Finished goods                                     184,516           263,673
                                             --------------------------------
                                                   195,145           278,002
                                             ================================

Inventories are net of allowances for obsolete and slow moving items of Euro 23,944 at June 30, 2002 and Euro 20,008 at June 30, 2001, respectively.

5.  Other intangible assets

Other intangible assets consisted of the following at June 30:

                                            2002         2001
                                            ----         ----

Trademarks                                 19,669       19,729
Patent rights                               5,624        6,346
Computer software                          20,127       20,237
Other                                      11,034        8,059
                                        ------------------------
                                        ------------------------
                                          56,4545       54,371
Accumulated amortization                  (39,841)     (38,561)
                                        ------------------------
                                        ------------------------
                                           16,613       15,810
                                        ========================

Amortization for the six months ended June 30, 2002 and 2001, amounted to Euro 3,473 and Euro 2,979, respectively.


6.  Contingencies

Fila provides for costs related to contingencies when a loss is probable and the amount is reasonably determinable. It is the opinion of management that the ultimate resolution of these matters, to the extent not currently provided for, will not have a material effect on its results of operations or financial condition of the Group.

Certain credit facilities have been provided in part in reliance on HdP's ownership of the Group and its support for the operations. In response to a notification that HdP intends to sell the ordinary shares they own, in February 2002 Citibank N.A., Milan Branch ("Citibank") rescinded a demand line of credit they had granted to the Group and requested repayment of the outstanding borrowings. In March 2002, Citibank initiated a proceeding in the Tribunal of Milan to compel Fila and HdP to repay the Euro 23,800 outstanding under the line of credit at that time. On July 31, 2002, Citibank initiated a proceeding in the Tribunal of Biella (Italy), to compel Fila to pay US$1.8 million, Mexican pesos
25.8 million and Brazilian reales 9.5 million, respectively, which were due under certain lines of credits by the controlled entities Fila Argentina, Fila Mexico and Fila do Brasil; such lines of credit had been granted pursuant to a letter of guarantee provided by the Company. These legal proceedings are pending.

On July 15, 2002, Banca Popolare di Novara rescinded the outstanding lines of credit granted to the Group, which the bank had previously renewed up to May 31, 2003 and requested the immediate payment of Euro 5,165. On July 19, 2002 the Company formally opposed the bank's request, reaffirming the validity of the financing arrangements, whose expiry date was consensually renewed up to May 31, 2003 and for which interest has regularly been paid.


7. Information by geographic area

Fila operates in one business segment of sportswear and athletic footwear. The Company manages its business on a geographic basis. Information relative to significant geographic areas is reported below. Intersegment sales and transfers between geographic areas are generally priced to recover costs plus an appropriate mark-up for profit and have been eliminated from consolidated net revenues. The Company evaluates performance of the geographic areas based on profit and loss from operations. The accounting policies of the reportable geographic areas are the same as those described in Note 1.

                                   All other
                                   European                        All other    Elimina-    Conso-
  June 30, 2002          Italy     counrties   U.S.      Korea     countries     tions      lidated

Unaffiliated
  customers              68,453      84,127   150,780    94,088      67,164           -     464,612
Intersegment             73,610          18       856       953     123,981    (199,418)          -
                      ------------------------------------------------------------------------------
Total revenues          142,063      84,145   151,636    95,041     191,145    (199,418)    464,612

Depreciation and
  amortization            2,520       2,545     3,999     1,018       2,530           -      12,612
Income (loss)
  from operations         8,016     (16,107)   (6,714)   18,464      (6,033)          -      (2,374)
Interest income              28         278       257       267         219           -       1,049
Interest expense          7,343         963       895       275       2,982           -      12,458
Total assets            972,615     588,812   134,390   107,625     257,746  (1,390,384)    670,804
Identifiable
  long-term assets      249,823     488,876    33,474    34,563       8,616    (680,576)    134,776
Capital
  expenditures            4,976         180       505     2,316       1,197           -       9,174

                                   All other
                                   European                        All other    Elimina-    Conso-
    June 30, 2001        Italy     counrties   U.S.      Korea     countries     tions      lidated


Unaffiliated
  customers              63,281     104,771   126,295    76,712      95,847           -     466,906
Intersegment             70,777           -       312       889     157,164    (229,142)          -
                      ------------------------------------------------------------------------------
Total revenues          134,058     104,771   126,607    77,601     253,011    (229,142)    466,906

Depreciation and
  amortization            2,924       2,573     5,351     1,016       1,602           -      13,466
Income (loss)
  from operations         6,137     (12,011)  (28,187)   15,113      (3,172)          -     (22,120)
Interest income             161         152       107       522         659           -       1,601
Interest expense          7,839       1,368     1,851        25       5,341           -      16,424
Total assets            801,862     576,298   184,039    97,922     393,599  (1,223,280)    830,440
Identifiable
  long-term assets      241,436     432,347    48,103    35,541      14,043    (592,860)    178,610
Capital
  expenditures            9,687       2,502     1,235     1,213       4,470           -      19,107


8. Foreign currency forward contracts

From time to time, the Company enters into certain foreign currency forward contracts with banks. As of June 30, 2002, Fila had outstanding foreign currency forward contracts for a total of Euro 123,785 to: (i) sell Euro 75,827 for U.S.$ 69 million; (ii) buy Euro 14,185 for U.S.$ 14 million; (iii) sell Euro 11,042 for Yen 1,137 million, (iv) sell Euro 2,919 for Pounds Sterling 1.9 million; (v) sell Canadian $ 5.8 million for U.S.$ 3.7 million; (vi) sell Pounds Sterling 7 million for U.S.$ 10.1 million; (vii) sell Euro 6,706 for Mexican Pesos 61 million; (viii) sell Euro 4,744 for Korean Won 5,475 million.

The forward exchange contracts have maturities that do not exceed twelve months.

As of June 30, 2002 and 2001, total net unrealized loss on these outstanding foreign currency forward contracts amounted to approximately Euro 1,807 and Euro 482, respectively, and has been included in the consolidated statement of operations as the contracts are considered ineffective hedges.


9.  Currency devaluation in Argentina

In 2001, Argentina experienced continued recession ending the year in an economic and political crisis. Since the close of 2001, the Argentine currency has devalued sharply. This devaluation resulted in a loss of approximately Euro 15,900 in the six month period ended June 30, 2002.


10. Sponsorship and consulting agreements

Fila has sponsorship agreements through 2006 with various athletes and testimonials, with certain athletic tournaments and with consultants for the design of new products. Agreements with athletes are generally cancelable only with cause. Estimated future minimum payments on those agreements in effect as of June 30, 2002 amount to approximately Euro 95,984.


11.  Subsequent events

At a shareholders' meeting on September 23, 2002, the shareholders resolved to cover the accumulated deficit as of June 30, 2002 through the use of legal reserve and additional paid in capital for an amount of Euro 3,331 and Euro 104,708, respectively, and a reduction in the par value of the capital stock from Euro 1.30 per share to Euro 0.50 per share. The shareholders' meeting also approved a reverse stock split of two ordinary shares at the reduced value of Euro 0.50 per share into one ordinary share of par value Euro 1.00 per share and a share capital increase by issuing up to 91,665,618 new ordinary shares at a subscription price of Euro 1.60 per share.


12. Reconciliation to accounting principles generally accepted in the United States

The company's accounting policies, which are in conformity with Italian gaap, differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). differences that have a significant effect on the US GAAP reconciliation relative to consolidated net loss and shareholders' equity are described in paragraphs (a) through (g) below. Certain additional standards relating to us measurement and disclosure requirements that were considered in preparing the following US GAAP reconciliations are described in paragraphs (h) through (k) below, and additional financial statement disclosures required by US GAAP are presented in a separate section of this note.

(a) Revaluations of property

Certain buildings were revalued by an Italian subsidiary to amounts in excess of historical cost. These revaluations, which were either authorized or required by Italian law, are permissible under Italian accounting principles. The total increase in property, plant and equipment of Euro 1,677 resulting from these revaluations was credited to shareholders' equity. Assets revalued under Italian accounting principles are depreciated over their remaining useful lives based on their revalued basis.

US GAAP does not permit the revaluation of such assets. Accordingly, the increases in shareholders' equity and the related increase in depreciation expense occurring as a result of such revaluations have been reversed in the attached reconciliation for all periods presented. The depreciation expense for the revaluation for the six months ended 2002 and 2001 is Euro 30.

(b) Accounting for intangible assets and deferred charges

Under Italian GAAP, certain costs, principally start-up and expansion costs, and costs incurred to register and defend the Fila trademark, are deferred and amortized over the estimated useful lives of the respective assets.

Under US GAAP, SOP 98-5 "Reporting on the Costs of Start-up Activities" requires such costs to be expensed when incurred.

(c) Accounting for stock based compensation

Under Italian GAAP, the Company's stock option plans established does not result in compensation expense in the Company's statement of operations at either at the date of the grant to employees or at the date when such options are exercised.

Under US GAAP, the accounting provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", allows entities to continue to account for its compensation expense for its stock based compensation plans in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected to account for its stock based compensation expense in accordance with APB Opinion No. 25 and to apply the pro-forma net income and earnings per share disclosure requirements of SFAS 123 as if the fair value based methods in that Statement had been used to account for stock-based compensation. The Company recorded for U.S. GAAP compensation income of Euro 43 for the six months ended June 30, 2002 and 2001 for options granted with an exercise price less than fair market value on date of grant, stock options granted to a non-employee, and for the modification of stock option terms during 2000.


(d) Accounting for treasury stock

Under Italian GAAP, shares held in treasury are recorded at cost and are presented as an asset in the balance sheet. The Company recognized an impairment loss of Euro 1,551 to reflect the market price as of December 31, 2001.

Under US GAAP the cost of treasury shares acquired are presented in the balance sheet as a reduction of shareholders' equity. The capitalization has been reduced but the Company has not acquired an asset. The shares held in treasury are excluded from earnings per share computations, and the 2001 impairment loss is reversed in the statement of operations.


(e) Internal use software costs

Under Italian GAAP, preliminary planning software costs incurred in connection with SAP implementation were capitalized during the second half of 2001 and are to be amortized over five years.

Under US GAAP, SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" requires costs related to the preliminary planning stage to be expensed as incurred.


(f) Accounting for income taxes

In the following reconciliation the effects of the recognition of deferred income taxes relate only to the US GAAP adjustments that gave rise to temporary differences, because no significant differences exist between the method of accounting applied by the Group under Italian GAAP and US GAAP.


(g) Accounting for derivatives and hedging activities

Under Italian GAAP derivatives used to hedge assets, liabilities and commitments are accounted for as off-balance sheet transactions. Realized gains and losses on the derivatives that are effective hedges are included in other assets and liabilities and recognized in earnings or capitalized as an asset when the hedged item is recognized in earnings or capitalized as an asset. If the derivative is not used for hedging purposes, or the hedge is not effective, the realized and unrealized gains and losses are recognized in the income statement immediately.

Under US GAAP, prior to January 1, 2001, the accounting for derivatives was similar to Italian GAAP, except that for Italian GAAP, unrealized gains were recognized immediately in the income statement on derivatives that were not used for hedging purposes or when the hedge was not effective. On January 1, 2001, the Company adopted Statement 133 "Accounting for Derivatives and Hedging Activities", as amended. Statement 133 requires the Company to recognize all derivatives, whether designated as hedges or not, on the balance sheet at fair value. Derivatives that are not hedges or that do not meet the hedge criteria of Statement 133 must be adjusted to fair value with unrealized gains and losses recognized in current period earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or commitments through earnings (fair value hedges) or recognized in other comprehensive income until the hedged item is recognized in earnings (cash flow hedges). The ineffective portion of the derivative's change in fair value is immediately recognized in earnings.

The Company's derivative financial instruments at December 31, 2000 consisted of foreign currency forward exchange contracts that would have qualified as hedges, however since the Company did not designate their hedging relationships anew and documented their risk management strategies, such derivatives did not qualify as hedges as of January 1, 2001, and accordingly under the provisions of Statement 133, changes in the fair value of such derivative instruments subsequent to January 1, 2001 were recognized in the current income for the year. In implementing Statement 133, the transition adjustment to income was not material.

As of June 30, 2002 and 2001, the Company did not formally designate derivative contracts entered into during the year as fair value or cash flow hedges. Accordingly, as required by Statement 133, the fair value of such contracts have been recorded on the balance sheet until the contracts are settled, and all changes in fair value of the derivative instruments since the date of the derivative contracts have been recognized in the current income for the year as a reconciling item.

(h) Reporting comprehensive income

Italian GAAP does not require the presentation of comprehensive income.

Under US GAAP, SFAS 130, "Comprehensive Income: Financial Statement Presentation" requires disclosure of comprehensive income, which is defined as the change in net assets of a business enterprise during a period from transactions and events and circumstances from non-owner sources. Non-owner changes in equity that have not been included in income are comprised of foreign currency translation adjustments.

(i) Earnings per share

Under Italian GAAP, there is no requirement to present earnings per share.

Under US GAAP, in accordance with SFAS 128, Earnings per Share, the Company has reported basic and diluted net loss per share and basic and diluted net loss per ADS. Both basic and diluted net loss per share and per ADS was calculated using the weighted-average number of shares for the year. The computation of diluted net loss per share and per ADS did not assume the effect of shares issuable upon the exercise of stock options as their effects are anti-dilutive.

(j) Impact of recently issued accounting standards

In June 2001, the Financial Accounting Standards Board issued Statement 141, Business Combinations, and Statement 142, Goodwill and Other Intangible Assets. Statement 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets required to be recognized and reported separately from goodwill. The adoption of Statement 141 will not have a material impact on the consolidated financial statements. Statement 142 will require that goodwill and certain intangibles no longer be amortized but instead be tested for impairment at least annually. The amortization provisions of Statement 142 apply to goodwill and intangible assets deemed to have indefinite lives.

In January 2002, the Company adopted FAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, FAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter. Under FAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

Upon adoption of FAS 142 in the first quarter of 2002, the Company concluded that no impairment on the carrying value of its goodwill existed. However, as a result of deteriorating financial conditions subsequent to January 1, 2002, Fila recorded a non-cash charge of Euro 14,709 to reduce the remaining carrying value of its goodwill related to the acquisition of the outstanding 40% minority interest of its subsidiary, Fila UK Ltd, as of June 30, 2002. In calculating the impairment charge, the fair value of Fila UK Ltd. was estimated using a discounted cash flow methodology. Under US GAAP the impairment of goodwill would have been Euro 15,628 (the amount of goodwill at December 31, 2001) and the recognition of amortization of goodwill on an Italian GAAP basis of Euro 919, in the six month period ended June 30, 2002, would have been reversed to income for US GAAP purposes.

Net loss under US GAAP for each of the audited periods ended December 31, 2001, 2000 and 1999 and for the unaudited period ended June 30, 2001, adjusted to exclude amortization expense on goodwill would have been as follows:

                                                    December        June 30,        December       December
                                                    31, 2001          2001          31, 2000       31, 1999
                                                    --------          ----          --------       --------
Net loss reported                                   (138,833)        (53,227)        (72,853)        (58,376)
Less adjustment for amortization of goodwill,
     not deductible for tax purposes                   1,837             919             919           1,191
                                                 -------------------------------------------------------------
Adjusted net loss                                   (136,996)        (52,308)        (72,754)        (57,185)
                                                 -------------------------------------------------------------
Reported net loss per share and per ADS
Basic and diluted                                      (6.68)          (3.86)          (5.30)          (4.28)
                                                 =============================================================
Adjusted net loss per share and per ADS
Basic and diluted (1)                                  (6.60)          (3.76)          (5.28)          (4.20)
                                                 =============================================================

(1) Restated to reflect on a retroactive basis the two to one reverse stock split effected by the extraordinary shareholders meeting on September 23, 2002.

In August 2001, the Financial Accounting Standards Board issued Statement No.144, Accounting for the Impairment or Disposal of Long-Lived Assets, which provides additional guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted the new rules as of January 1, 2002 without any material effect on the Company's results of operations or financial position.


(k) Presentation of non-operating items

Under Italian GAAP, certain items related to operating activities are recorded and classified by management in "other - net" of the Consolidated Statement of Operations, even though such costs generally are considered to be normal, recurring activities integral to the management of the ongoing operations.

Under US GAAP, items related to operating activities must be recorded within the results from operations as these costs generally are considered to be normal, recurring activities integral to the management of the ongoing business. Accordingly, under a US GAAP presentation, the 2002 and 2001 amounts for General and Administrative expenses would increase and "Other - net" in the Consolidated Statement of Operations would decrease by Euro 3,763 and Euro 2,616, respectively, due primarily to reclassifications for normal employee termination costs of Euro 3,562 and Euro 1,478, respectively. In addition, the goodwill impairment related to the UK operations of Euro 14,709 and restructuring costs of Euro 1,703 to convert the Oceania operations to a licensee were reclassified to operations.

Following is a presentation of key financial statement line items in the consolidated statement of operations for the six months ended June 30, 2002 and 2001 incorporating the reclassification adjustments noted above.

                             Italian GAAP as
June 30, 2002                   Presented      Reclassifications   Reclassified
                             ---------------   -----------------   ------------

Total revenue                        464,612                  -         464,612
Cost of sales                        291,604                  -         291,604
                               --------------      -------------   -------------
Gross profit                         173,008                  -         173,008
Operating expenses                   175,382              3,763         179,145
                               --------------      -------------   -------------
Restructuring costs                        -              1,703           1,703
Goodwill impairment                        -             14,709          14,709
                               --------------      -------------   -------------
Loss from operations                  (2,374)           (20,175)        (22,549)
Interest income                        1,049                  -           1,049
Interest expense                     (12,458)                 -         (12,458)
Foreign exchange losses              (20,413)                 -         (20,413)
Other - net                          (22,165)            20,175          (1,990)
                               --------------      -------------   -------------
Loss before income taxes             (56,361)                 -         (56,361)
                               ==============      =============   =============


                             Italian GAAP as
June 30, 2001                   Presented      Reclassifications   Reclassified
                             ---------------   -----------------   ------------


 Total revenue                       466,906                  -         466,906
 Cost of sales                       292,385                  -         292,385
                               --------------      -------------   -------------
 Gross profit                        174,521                  -         174,521
 Operating expenses                  196,641              2,616         199,257
                               --------------      -------------   -------------
 Loss from operations                (22,120)            (2,616)        (24,736)
 Interest income                       1,601                  -           1,601
 Interest expense                    (16,424)                 -         (16,424)
 Foreign exchange losses                (791)                 -            (791)
 Other - net                          (5,343)             2,616          (2,727)
                               --------------      -------------   -------------
 Loss before income taxes            (43,077)                 -         (43,077)
                               ==============      =============   =============


With respect to the impairment of goodwill at June 30, 2002 the information by geographical area with respect to the amounts of amortization and loss from operations is as follows:

June 30, 2002                     Italy     All other      U.S.       Korea
                                            European                             All other    Elimina-     Conso-
                                            countries                            countries     tions      licated
Depreciation and amortization:

Italian GAAP as presented         2,520        2,545       3,999       1,018       2,530            -      12,612

Reclassifications:

Impairment of goodwill                        14,709                                                       14,709
                                 ------      -------      ------     -------     -------        ------    -------
Reclassified                      2,520       17,254       3,999       1,018       2,530            -      27,321

Loss from operations:

Italian GAAP as presented         8,016      (16,107)     (6,714)     18,464      (6,033)           -      (2,374)

Reclassifications:

Impairment of goodwill                       (14,709)                                                     (14,709)

Other                                                                             (5,466)                  (5,466)
                                 ------      -------      ------     -------     -------        ------    -------

Reclassified                      8,016      (30,816)     (6,714)     18,464     (11,499)           -     (22,549)


The following table summarizes the significant adjustments to consolidated net loss which would be required if US GAAP had been applied instead of the accounting principles established by the Italian accounting profession.



                                                For the six months ended June 30
                                                   2002                2001
                                                   ----                ----
Net loss as reported in the
    Consolidated Statement of Operations         (67,055)            (51,886)

    Adjustments required for US GAAP purposes
    (a) Revaluation of properties, net of
        related depreciation expense                  30                  30
    (b) Write off of certain intangible assets
        and deferred charges, net of
        related amortization expense                 309              (1,517)
    (c) Stock options compensation expense            43                  43
    (f) Deferred taxes on US GAAP adjustments        (50)               (505)
    (g) Forward exchange contracts                  (191)                608
                                              ----------          ----------
    Net loss in accordance with US GAAP          (66,914)            (53,227)
                                              ==========          ===========

  Net loss per share and per ADS in accordance with

        US GAAP

   Basic and diluted                               (2.20)              (3.86)

Basic and diluted average number of
shares and ADS (Restated to reflect the
two to one reverse stock split made
effective by the extraordinary
shareholders meeting on September 23,
2002)                                         30,434,806          13,768,330


In computing diluted loss per share and per ADS, 80,000 and 85,000 common share equivalents for stock options were excluded for the six months ended June 30, 2002 and 2001, respectively, from the diluted loss per share and per ADS computation because their effect would have been anti-dilutive.

The following table summarizes the significant adjustments to consolidated shareholders' equity which would be required if US GAAP had been applied instead of the accounting principles established by the Italian accounting profession.


                                                             As of June 30:
                                                             --------------
                                                            2002        2001
                                                         ----------  ----------

Balance as of June 30 as reported in the
  Consolidated Balance Sheets                              20,235      32,582

Adjustments required for US GAAP reporting purposes

(a) Elimination of revaluations of
certain buildings, net of related
(1,046)ated depre(1,105) of Euro 632 and
Euro 573 at June 30, 2001 and 2000 (b)
Write off of certain intangible assets
and deferred charges, net (1,817)ted
accumu(2,330)mortization of Euro 4,941
and Euro 4,293 at June 30, 2002 and 2001
(c) Stock options:
      Compensation expense accrued                         (3,549)     (3,635)
      Capitalization of accrued compensation expense        3,549       3,635
(d) Treasury stock acquired in 1998
(844) (2,395) (e) Write-off of internal
use computer software costs (1,000) -
(f) Recognition of net deferred income
taxes on US GAAP reconciling
it(108)except for p(103)(e) (g) Forward
exchange contracts 1,093 608
                                                         -----------------------
Balance at June 30 in accordance with US GAAP              16,513      27,257
                                                         =======================


Shareholders' equity at June 30 consisted of:

                    2002                   Italian GAAP   Adjustments   US GAAP
                    ----                   ------------   -----------   -------

Share capital                                  79,444           -        79,444
Treasury stock                                   -          (2,395)      (2,395)
Additional paid in capital                    104,708       60,325      165,033
Accumulated deficit                          (187,142)     (61,652)    (248,794)
Foreign currency translation adjustments       23,225           -        23,225
                                           ----------   ----------   ----------
                                               20,235       (3,722)      16,513
                                           ==========   ==========   ==========

                    2001                   Italian GAAP   Adjustments   US GAAP
                    ----                   ------------   -----------   -------

Share capital                                  36,111          -         36,111
Treasury stock                                    -         (2,395)      (2,395)
Additional paid in capital                      1,376       61,088       62,464
Retained earnings (accumulated deficit)       (33,107)     (63,167)     (96,274)
Foreign currency translation adjustments       27,351          -         27,351
Revaluation reserves                              851         (851)          -
                                           ----------   ----------   ----------
                                               32,582       (5,325)      27,257
                                           ==========   ==========   ==========

Comprehensive loss and related component

The comprehensive loss for the six months ended June 30, 2002 and 2001 is as follows:
                                               2002              2001
                                              ------            ------
Net loss per US GAAP reconciliation          (66,914)          (53,227)
Change in accumulated comprehensive
  income on shareholders' equity              (1,298)           12,327
                                            ---------         ---------
Comprehensive loss                           (68,212)          (40,900)
                                            =========         =========


Accumulated other comprehensive loss for a US GAAP financial statement presentation relates to foreign currency translation adjustments, as reported in the Consolidated Statement of Shareholders' Equity.

=======================================  =======================================

You should rely only on the information
incorporated by reference or contained
in this prospectus. We have not                 25,731,081 Ordinary Shares
authorized anyone to provide you with
information different from that                       in the form of
contained in this prospectus. The ADSs          American depositary shares
are being sold only in jurisdictions
where sales are permitted. The                     Fila Holding S.p.A.
information contained in this
prospectus is accurate only as of the
date of this prospectus, regardless of
the time of delivery of this prospectus
or any sale of ADSs.






              TABLE OF CONTENTS

                                             Page
                                             ----         ----------------------
Presentation of Financial Information...........2
Prospectus Summary..............................3
Risk Factors...................................12               PROSPECTUS
Use of Proceeds................................17
Capitalization.................................18
The Rights Offering............................20         ----------------------
Taxation.......................................24
Validity of Securities.........................28
Experts........................................28
Enforceability of Civil Liabilities............28
Forward-Looking Statements.....................29
Where You Can Find More Information About
     Fila Holding S.p.A........................30                o , 2003

Incorporation By Reference.....................31
Index to consolidated financial statements.....F1

=======================================  =======================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses to be paid by the registrant in connection with the issuance and distribution of the securities being registered.

Securities and Exchange Commission registration fee.............. U.S.$ 3,717.00
Legal fees and expenses..........................................     300,000.00
ADS rights agent fees and expenses...............................      20,000.00
NYSE supplemental listing application fees and expenses..........      25,650.00
Accounting fees and expenses                                           80,000.00
Printing and engraving expenses..................................       8,000.00
Miscellaneous....................................................       2,633.00
                                                                 ---------------
     Total.......................................................U.S.$440,000.00
                                                                 ===============
Item 15.  Indemnification of Directors and Officers.

         Not applicable.

Item 16.  Exhibits.

         (a) Exhibits

           3.1 Amended bylaws of Fila Holding S.p.A., together with an English translation thereof (incorporated by reference to the registrant's report on Form 20-F filed on June 18,
                       2001).
           4.1         Specimen of Ordinary Shares of Registrant.*
           4.2 Amended Deposit Agreement (incorporated by reference to the registrant's registration statement on Form F-6 (File No. 33-61962)).
           4.3         Form of American Depositary Receipt (see Exhibit 4.1)*
           4.4 Form of non-transferable certificate evidencing the ADS rights*
           5.1         Opinion of Franco Maula.*
           23.1        Consent of Reconta Ernst & Young S.p.A., Milan, Italy.**
           23.2        Consent of Cleary, Gottlieb, Steen & Hamilton.*

           ---------------------
           *Previously filed
           **Filed herewith

           (b)  Financial Statement Schedules

         All required financial statement schedules are included in the audited financial statements and the notes thereto.

Item 17.  Undertakings.

         (a) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of the insurance policy described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has a reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly
authorized, in Biella, Italy on February        ,2003.


                                                FILA HOLDING S.p.A.
                                                (Registrant)


                                                By: /s/ Marco Isaia
                                                   -----------------------
                                                   Marco Isaia
                                                   Managing Director and
                                                   Chief Executive Officer


                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Marco Isaia and Enzio Berman, or any one or more of them, his true and lawful attorneys-in-fact, for him and in his name, place and stead, to sign any or all amendments (including post-effective amendments) to this registration statement and to cause the same to be filed, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite or desirable to be done in and about the premises as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact may do or cause to be done by virtue of these presents.

     Pursuant to the requirements of the securities Act of 1933, this registration statement has signed by the following persons in the capacities and on the date or dates indicated.

            Signature                 Title                   Date
            ---------                 -----                   ----

                                     Chairman
-------------------------------                            -------------
          Nicolo Nefri

/s/  Marco Isaia                     Managing Director
-------------------------------      and  CEO              -------------
          Marco Isaia

/s/ Bruno Tufari                     Chief Financial
-------------------------------      Officer               -------------
        Bruno Tufari

                                     Director
-------------------------------                            -------------
    Pierluigi Bonavita

                                     Director
-------------------------------                            -------------
       Paolo Colombo

                                     Director
-------------------------------                            -------------
     Maurizio Romiti

                                     Director
-------------------------------                            -------------
      Guido Carlo Schiavi

                                     Director
-------------------------------                            -------------
        Mario Magenes

                                     Director
-------------------------------                            -------------
      Maria Martellini

                                     Principal Accounting
-------------------------------      Officer               -------------
         Giogio Aramu


FILA U.S.A., Inc.


By                                   Authorized
  -----------------------------      Representative in     -------------
        Jonathan Epstein             The United States
       President and Chief
        Executive Officer

                                Index to Exhibits
                                -----------------


                                                                    Sequentially
Exhibit                                                             Numbered
Number                         Exhibit                              Page
-------                        -------                              ------------
23.1                           Consent of Reconta Ernst & Young
                               S.p.A., Milan, Italy